SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: June 2017	Commission File Number: 1-31402

CAE INC.

(Name of Registrant)

8585 Cote de Liesse

Saint-Laurent, Quebec

Canada H4T 1G6

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                     Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                      No   X

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.

Date: June 27, 2017	By:	/s/ Mark Hounsell
	Name:	Mark Hounsell
	Title:	General Counsel, Chief Compliance Officer and Corporate Secretary

Your worldwide training partner of choice

CAE

Since 1947

70

Notice of Annual Meeting of Shareholders and 2017 Management Proxy Circular

Letter to the Shareholders

from the Chairman of the Board

and the President and CEO

Dear fellow Shareholders,

It is our pleasure to invite you to attend CAE’s 2017 Annual Shareholder meeting (the “Meeting”). As in prior years, we will meet to consider important matters affecting our Company. Whether or not you plan to attend the Meeting, we encourage you to review the enclosed information, consider the resolutions put forth by the Board and vote your Shares.

As a Shareholder, you have the right to vote your Shares on all items that come before the Meeting. Your vote is important to us and we encourage you to exercise your right either in person at the Meeting or by proxy.

This Circular also gives you details about all the items for consideration and how to vote. It also contains information about the nominated Directors, the auditors, reports from the various committees of the Board and CAE’s corporate governance practices.

At the Meeting, we will as always review our financial position, including the increased value we are delivering to Shareholders, and our business operations. We will also respond to your comments and questions.

Finally, we want to thank you for your continued confidence in and support of CAE and we remain committed to delivering world-class performance and creating long-term value for our Shareholders. We look forward to seeing you at this year’s Meeting.

James F. Hankinson (signed) Chairman of the Board	Marc Parent (signed) President and CEO

June 14, 2017

CAE INC.| 2017| Management Proxy Circular    i

Proxy Circular Summary

This summary highlights some of the important information you will find in this Management Proxy Circular (the “Circular”). These highlights do not contain all the information that you should consider, and you should read this entire Circular before voting your Shares.

Shareholder Voting Matters

Voting Matter	Board Vote Recommendation	Page Reference for More Information
Election of 10 Directors	FOR each nominee	8
Appointing PricewaterhouseCoopers LLP as Auditors	FOR	10
Advisory Vote on Executive Compensation	FOR	11
Shareholders’ Proposal	AGAINST	12

ii    CAE INC.| 2017| Management Proxy Circular

Proxy Circular Summary

Our Director Nominees

Name	Age	Director Since	Position	Independent	Committee Memberships[1]	Board and Committee Attendance FY2017	Other Public Boards	Top Three Competencies
Margaret S. (Peg) Billson	55	2015	Corporate Director	YES	Audit	100%	N/A	• Knowledge of industry • Strategic leadership and management • Human Resources
Michael M. Fortier	55	2010	Vice-Chairman, RBC Capital Markets	YES	HRC	100%	1	• Knowledge of industry • Finance/Accounting • Governance/Board
James F. Hankinson	73	1995	Corporate Director	YES	N/A	100%	N/A	• Strategic leadership and management • Finance/Accounting • Governance/Board
Alan N. MacGibbon	61	2015	Vice-Chair, Osler, Hoskin & Harcourt LLP	YES	Audit (Chair)	100%	1	• Finance/Accounting • Human Resources • Strategic leadership and management
John P. Manley	67	2008	President and CEO, Business Council of Canada	YES	GC HRC	79%	2	• Finance/Accounting • Human Resources • Governance/Board
François Olivier	52	2017	President and CEO, Transcontinental Inc.	YES	N/A	100%	1	• Strategic leadership and management • Finance/Accounting • Human Resources
Marc Parent	56	2008	President and CEO, CAE	NO	N/A	100%	N/A	• Knowledge of industry • Strategic leadership and management • R&D
Peter J. Schoomaker	71	2009	Consultant on Defence Matters	YES	GC HRC	100%	N/A	• Knowledge of industry • Strategic leadership and management • Human Resources
Andrew J. Stevens	60	2013	Corporate Director	YES	GC (Chair) HRC	100%	2	• Strategic leadership and management • Knowledge of industry • R&D
Katharine B. Stevenson	54	2007	Corporate Director	YES	Audit GC	100%	3	• Strategic leadership and management • Finance/Accounting • Governance/Board
1	Refer to page 1 for definitions.

CAE INC.| 2017| Management Proxy Circular    iii

Proxy Circular Summary

FY2017 Performance Highlights

1.	Before specific items.
2.	Combining dividends and buy-backs.

Note: EPS from continuing operations before specific items, Backlog, Return on Capital Employed and Free Cash Flow are all non-GAAP financial measures and are defined in CAE’s FY2017 Management Discussion & Analysis.

Executive Compensation Highlights

•	Executive bonuses based on 194% of CAE targets achieved, as well as personal objectives, reflect CAE’s profitability performance in FY2017

•	116% achievement on the performance-RSU tranches that vested in FY2017 based on FY2016 CAE’s relative performance against its competitors on shareholder return

Our executive compensation best practices

• Minimum threshold levels of corporate performance to be met to allow for payments under the annual and long-term incentives	✓

• Caps on annual bonuses and PSU payouts	✓

• Balanced mix of short, medium and long-term compensation	✓

• 50% of FY2017 LTIP awards is performance based, directly tied to the achievement of the CAE strategic plan	✓

• Pensionable earnings based on actual years served (plus any severance period in certain circumstances)	✓

• Change of control severance limited to two times salary and bonuses	✓

• Clawback policy	✓

• Minimum share ownership and option profit retention guidelines	✓

• Anti-hedging policy	✓

iv    CAE INC.| 2017| Management Proxy Circular

Proxy Circular Summary

Governance Highlights

The following table shows some of the ways CAE continues to adhere to the highest standards in corporate governance it has maintained throughout its history.

• Number of Director nominees	10
• Number of non-employee Independent Director nominees	9
• Board Committee members (including the Governance Committee, which is responsible for recommending new Directors to join the Board) are all Independent	✓
• Average age of Director nominees	60.4
• Annual election of Directors	✓
• Directors elected individually (rather than slate voting)	✓
• Majority voting guidelines for Directors	✓
• Other board commitments and interlocks policy	✓
• Separate Chair and CEO	✓
• Director tenure and age term limits	✓
• Share ownership requirements for Directors and executives	✓
• Board orientation/education program	✓
• Number of Board meetings held in FY2017	6
• Number of financial experts on the Audit Committee	3
• Code of Business Conduct	✓
• Annual advisory vote on executive compensation	✓
• Formal Board and Committee evaluation processes	✓
• No dual-class shares	✓

Voting by Proxy is the Easiest Way

Please refer to the enclosed form of proxy or your voting instruction form or to Section 1 – “About Voting Your Shares” for more information on the voting methods available to you. If you elect to vote on the Internet, by telephone or in person at the Meeting, you do not need to return your proxy form or voting instructions.

Review this Proxy Circular and Vote in One of Four Ways

IN PERSON	VIA THE INTERNET	BY TELEPHONE	BY MAIL

CAE INC.| 2017| Management Proxy Circular    v

vi    CAE INC.| 2017| Management Proxy Circular

Definitions

Certain Defined Terms

In this document, referred to as this “Circular”, the terms “you” and “your” refer to the Shareholder, while “we”, “us”, “our”, “Company” and “CAE” refer to CAE Inc. and where applicable, its subsidiaries. In this Circular, a reference to “fiscal year” is a reference to the fiscal or financial year from April 1 to March 31 of the year stated.

We also use the following defined terms throughout this Circular.

Audit Committee	The Audit Committee of our Board of Directors.
Board	Our Board of Directors.
$	Canadian dollars.
Circular	This Management Proxy Circular.
Common Shares or Shares	Refers to Common Shares of CAE.
CSA	Canadian Securities Administrators.
DSU	Refers to Deferred Share Units of CAE. The value of a DSU is equivalent to the value of a Share.
FY	Refers to a financial year of CAE, from April 1 to March 31 of the following calendar year. For example, FY2017 refers to the 12 months ended March 31, 2017.
FY2010 RSU (or performance-RSU)	Refers to performance-based Restricted Share Units of CAE issued under the Fiscal 2010 Restricted Share Unit Plan. The value of a FY2010 RSU is equivalent to the value of a Share.
Governance Committee or GC	The Governance Committee of our Board.
Human Resources Committee or HRC	The Human Resources Committee of our Board.
Independent Directors	Refers to the standards of independence established by CAE’s Corporate Governance Guidelines, applicable corporate governance rules of the New York Stock Exchange and SEC, and under the Canadian Securities Administrators’ National Instrument, 58-101 – Disclosure of Corporate Governance Practices and National Policy 58-201.
LTIP	Long-term incentive program.
LTU	Refers to a Long-Term Incentive Deferred Share Unit. The value of a LTU is equivalent to the value of a Share.
MD&A	Refers the Management Discussion and Analysis section of CAE’s annual report for the Year ended March 31, 2017.
Meeting	The Annual Meeting of CAE Shareholders to be held on August 10, 2017.
NEOs or Named Executive Officers	The President and CEO, Chief Financial Officers and the three most highly compensated policy-making executives as at March 31, 2017.

CAE INC.| 2017| Management Proxy Circular    1

Definitions

NYSE	The New York Stock Exchange.
PSU	Refers to Performance Share Units of CAE. The value of a PSU is equivalent to the value of a Share.
PwC	PricewaterhouseCoopers LLP, Chartered Professional Accountants in Montréal, Québec.
Record Date	June 15, 2017.
RSU (or time-RSU)	Refers to Restricted Share Units of CAE. The value of a RSU is equivalent to the value of a Share.
SEC	United States Securities and Exchange Commission.
SOX	The Sarbanes-Oxley Act of 2002.
STIP	Short-term incentive program.
TSX	The Toronto Stock Exchange.
Currency, Exchange Rates and Share Prices	All amounts referred to in this Circular are presented in Canadian dollars, unless otherwise stated. In a number of instances in this Circular, including with respect to calculation of the in-the-money value of stock options denominated in Canadian dollars, information based on our Share price has been calculated on the basis of the Canadian dollar.

Information Currency	The information in this Circular is current as of June 7, 2017 unless otherwise stated.

2    CAE INC.| 2017| Management Proxy Circular

Notice of 2017 Annual Shareholders’ Meeting

When

Thursday, August 10, 2017 at 11:00 a.m. (Eastern Time)

Where

CAE Head Office (Entrance 4 – Auditorium), 8585 Côte-de-Liesse, Saint-Laurent (Québec), Canada

What the Meeting is About

1.	Receive CAE Consolidated Financial Statements and the independent auditor’s report for the fiscal year ended March 31, 2017;

2.	Elect Directors who will serve until the end of the next annual Shareholders’ Meeting;

3.	Reappoint PricewaterhouseCoopers LLP as our independent auditor who will serve until the end of the next annual Shareholders’ Meeting and authorize the Audit Committee to fix the independent auditor’s remuneration;

4.	Vote, in an advisory, non-binding manner, on CAE’s approach to executive compensation described in the accompanying Circular;

5.	Consider the Shareholders’ Proposal set out in Appendix B – Shareholders’ Proposal – to this Circular; and

6.	Transact any other business that may properly come before the Meeting.

You have the Right to Vote

As a holder of record of Common Shares at the close of business on June 15, 2017, you are entitled to receive notice of and vote at the Meeting.

You are asked to consider and to vote your Shares on items two to five listed above and any other items that may properly come before the Meeting or any adjournment.

If you are unable to attend the Meeting and want to ensure that your Shares are voted, please submit your votes by proxy as described under “How to Vote Your Shares” in the accompanying Management Proxy Circular (the “Circular”). To be valid, our transfer agent, Computershare Trust Company of Canada, must receive your proxy by 11:00 a.m. (Eastern Time) on August 9, 2017. If the Meeting is adjourned or postponed, Computershare must receive your proxy no later than 24 hours (excluding Saturdays, Sundays and holidays) prior to any such adjournment or postponement.

Accompanying this Notice of Annual Meeting is the Circular, which contains more information on the matters to be addressed at the Meeting.

CAE INC.| 2017| Management Proxy Circular    3

Notice of 2017 Annual Shareholders’ Meeting

Notice-And-Access

As part of an effort to reduce environmental impacts of excessive printing, and to save postage costs, CAE is opting to use the “Notice-and-Access” provisions of Canadian securities rules.

The “Notice-and-Access” provisions allow Canadian companies to post electronic versions of shareholder meeting materials in lieu of mailing physical copies of such documents to shareholders.

Shareholders who have already signed up for electronic delivery of shareholder materials will continue to receive them by email.

Upon specific request, physical copies of such materials can be made available to shareholders.

How to Access Meeting Materials

On Computershare Investor Services Inc.’s (“Computershare”) website:

www.envisionreports.com/CAE2017e

On SEDAR: www.sedar.com

On CAE’s website: www.cae.com/investors/financial-reports/

Shareholders are reminded to read the Circular and other Meeting materials carefully before voting their Shares.

How to Request a Paper Copy of the Meeting Materials

Before the Meeting

If your name appears on a Share certificate, you are considered as a “registered shareholder”. You may request paper copies of the Meeting materials at no cost to you by calling Computershare toll-free, within North America at 1-866-962-0498 or direct, from outside of North America at 514-982-8716 and entering your control number as indicated on your form of proxy.

If your Common Shares are listed in an account statement provided to you by an intermediary, you are considered as a “non-registered shareholder”. You may request paper copies of the Meeting materials from Broadridge at no cost to you up to one year from the date the Circular was filed on SEDAR through the Internet by going to www.proxyvote.com or by telephone at 1-877-907-7643 and entering the 16-digit control number provided on the voting instruction form and following the instructions provided.

Please note that you will not receive another form of proxy or voting instruction form; please retain your current one to vote your Shares.

In any case, requests should be received at least five (5) business days prior to the proxy deposit date and time set out in the accompanying proxy or voting instruction form in order to receive the Meeting materials in advance of such date and the Meeting date.

After the Meeting

By telephone at 1-866-962-0492 or online at investor.relations@cae.com. A copy of the Meeting materials will be sent to you within ten (10) calendar days of receiving your request.

By order of the Board of Directors

June 14, 2017 Montréal, Québec	MARK HOUNSELL (signed) General Counsel, Chief Compliance Officer and Corporate Secretary

4    CAE INC.| 2017| Management Proxy Circular

Section 1

About Voting Your Shares

Record Date

June 15, 2017 is the record date for the Meeting.

Shareholders Entitled to Vote

Only holders of our Common Shares at the close of business on the Record Date are entitled to receive notice of and to attend (in person or by proxy) and vote at the Meeting or any adjournment. The list of Shareholders on the Record Date is available for inspection during usual business hours at Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, and at the Meeting.

Shares and Votes

As of June 14, 2017, 269,056,738 Common Shares are issued and outstanding. Each Common Share is entitled to one vote.

Principal Shareholders

To the knowledge of the Directors and officers of CAE (from records and publicly filed reports), there is no person who beneficially owns or exercises control or direction over more than 10% of the Common Shares.

All Directors and officers as a group (17 persons) owned beneficially or exercised control or direction over 325,996 Common Shares representing 0.12% of the class as at June 14, 2017.

Your Vote is Important

Your vote is important. Please read the information below to ensure your Shares are properly voted.

How to Vote your Shares

You may vote your Shares in one of the following ways:

1.	In person, at the Meeting if you are:

a)	a registered Shareholder, you do not need to complete and return the enclosed form of proxy. When you arrive at the Meeting, a Computershare representative will register your attendance before you enter the Meeting.

b)	a non-registered Shareholder (including a participant in the employee plan) AND you wish to vote in person, you MUST complete and return a voting instruction form no later than 11:00 a.m. (Eastern Time) on August 9, 2017 appointing yourself.

CAE INC.| 2017| Management Proxy Circular    5

Section 1 (continued)

About Voting Your Shares

2.	By proxy:

by mail: sign, date and return your proxy form in the enclosed envelope by telephone: call the telephone number on your proxy form

on the Internet: visit the web site listed on your proxy form by appointing another person to attend and vote at the Meeting on your behalf

Refer to the enclosed proxy form for instructions.

Appointment of Proxyholder

If you choose to vote by proxy, you are giving the person or people named on your proxy form (referred to as a “Proxyholder”) the authority to vote your Shares on your behalf at the Meeting or any adjournment or postponement thereof.

Proxies are being solicited by management

Through this Circular, Management is soliciting your proxy in connection with the matters to be addressed at the Meeting (or any adjournment(s) or postponements(s) thereof) to be held at the time and place and for the purposes set forth in the accompanying Notice of the Meeting.

The solicitation will be primarily made by mail but proxies may also be solicited personally by the officers of CAE at nominal cost. The cost of Management’s solicitation of proxies will be borne by CAE.

Unless you specify a different proxyholder, the CAE officers and/or Directors whose names are pre-printed on the enclosed form of proxy (James F. Hankinson, Marc Parent and Andrew J. Stevens) will vote your Shares.

Proxyholders other than management

Shareholders desiring to appoint some person other than James F. Hankinson, Marc Parent and Andrew J. Stevens as their representative at the Meeting may do so either by inserting such other person’s name in the blank space provided or by completing another proper proxy form and, in either case, delivering the completed proxy to CAE’s Corporate Secretary at 8585 Côte-de-Liesse, Saint-Laurent, Québec, H4T 1G6 or to Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 no later than 11:00 a.m. (Eastern Time) on August 9, 2017 (or, in the case of an adjournment or postponement, no later than 11:00 a.m. (Eastern Time) on the last business day preceding the day of such adjournment or postponement thereof).

6    CAE INC.| 2017| Management Proxy Circular

Section 1 (continued)

About Voting Your Shares

Voting of Proxies

You may indicate on the proxy form how you want your proxyholder to vote your Shares, or you can let your proxyholder decide for you. If you do not specify on the proxy form how you want your Shares to be voted, your proxyholder will have the discretion to vote your Shares as they see fit.

The enclosed proxy form gives the proxyholder discretion with respect to any amendments or changes to matters described in the Notice of Annual Meeting and with respect to any other matters which may properly come before the Meeting (including any adjournment or postponement thereof).

At the time of printing this Circular, the management of CAE knows of no such amendments, variations or other matters to come before the Meeting.

Unless you specify a different proxyholder or specify how you want your Shares to be voted, James F. Hankinson, Marc Parent and Andrew J. Stevens will vote your Shares:

a)	FOR electing the nominated Directors who are listed in this Circular;

b)	FOR appointing PricewaterhouseCoopers LLP as auditors and for the authorization of the Directors to fix their remuneration;

c)	FOR approving the advisory resolution on executive compensation; and

d)	AGAINST approving the Shareholders’ Proposal set out in Appendix B – Shareholders’ Proposal – to this Circular.

Revocation of Proxies

You have the right to revoke a proxy by ANY of the following methods:

a)	Vote again by phone or Internet no later than 11:00 a.m. (Eastern Time) on August 9, 2017 (or no later than 11:00 a.m. on the last business day prior to the date of any adjourned or postponed Meeting);

b)	Deliver another completed and signed proxy form, dated later than the first proxy form, by mail or fax such that it is received by CAE’s Corporate Secretary at 8585 Côte-de-Liesse, Saint-Laurent, Québec, H4T 1G6 or by Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 no later than 11:00 a.m. (Eastern Time) on August 9, 2017 (or no later than 11:00 a.m. on the last business day prior to the date of any adjourned or postponed Meeting); or

c)	Deliver a signed written notice revoking the proxy to the scrutineers of the Meeting, to the attention of the Meeting Chairman, at or prior to the commencement of the Meeting (including in the case of any adjournment or postponement of the Meeting).

Electronic Access to Proxy-Related Materials and Annual and Quarterly Reports

We offer our Shareholders the opportunity to view Management Proxy Circulars, annual reports and quarterly reports through the Internet instead of receiving paper copies in the mail. You will find more information on this matter in the Notice-and-Access section above.

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Section 2

Business of the Meeting

1    Receive CAE’s Financial Statements

CAE’s financial statements including the auditor’s report, for the year ended on March 31, 2017 will be presented to Shareholders at the Meeting. The financial statements were mailed to Shareholders who requested them. They can also be accessed on CAE’s website at www.cae.com, on SEDAR at www.sedar.com, or on EDGAR at www.sec.gov. No Shareholder vote is required in connection with the financial statements.

2    Elect 10 Directors

10	90%[1]	1	98.7%	97%

Nominees	Independent	Interlock	% Votes FOR in 2016	Average Board Meeting Attendance In FY2017
1	The only non-independent Director is CAE’s President and CEO.

You will be electing a board of directors (“Board of Directors”) of 10 members. Each Director is elected annually for a term, which expires no later than the next annual meeting of Shareholders.

The following nominees, all of whom are currently members of the Board of Directors, have been recommended by the GC and the Board for election at the Meeting:

•	Margaret S. (Peg) Billson
•	The Honorable Michael M. Fortier, P.C.
•	James F. Hankinson
•	Alan N. MacGibbon
•	The Honorable John P. Manley, P.C., O.C
•	François Olivier
•	Marc Parent
•	Gen. Peter J. Schoomaker, USA (Ret.)
•	Andrew J. Stevens
•	Katharine B. Stevenson

Mr. Paul Gagné is not standing for re-election at the Meeting as he is retiring on August 10, 2017 due to reaching his term limit.

Each nominee was elected at our 2016 annual Shareholders’ meeting held on August 10, 2016, by a majority of the votes cast, except for Mr. Olivier, who was elected to the Board on February 14, 2017.

Please refer to Section 3 – “About the Nominated Directors” for further information regarding the experience, the selection process and other relevant information you should consider in casting your vote for each nominee.

Self-imposed term and age limits ensure CAE benefits from a combination of experience and fresh perspectives

The Board of Directors has passed a resolution establishing term limits comprising the following:

•	up to two six-year periods of service, to aggregate twelve years maximum; and

•	no nominee may be proposed past their attaining 72 years of age.

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Section 2 (continued)

Business of the Meeting

The Board of Directors believes these limits, subject to reasoned exceptions, are appropriate to ensure fresh skill sets and perspectives are periodically brought to the oversight of CAE’s business. Mr. James F. Hankinson was exempted by resolution of the Board of Directors from the twelve-year service limit as part of the planned succession for CAE’s former Chairman of the Board of Directors in FY2014. The tenure of the Chairman in that role may, with the Board’s concurrence, extend for five years from the date of commencement.

Majority voting guidelines

Each Director of the Company must be elected by a majority (50% +1 vote) of the votes cast with respect to his or her election, other than at contested meetings (“Majority Voting Requirement”).

In accordance with the Board’s majority voting policy, any nominee for Director in an uncontested election who receives a greater number of “withold” votes from his or her election than votes “for” his or her election (a “majority withhold vote”) shall tender his or her resignation to the Chair of the Governance Committee immediately following certification of the Shareholder vote.

The Governance Committee will promptly consider the tendered resignation and recommend to the Board whether to accept or reject it. In the absence of exceptional circumstances, the Board expects the Governance Committee will recommend that the Board of Directors accept such resignation.

The Board will act on the Governance Committee’s recommendation not later than 90 days following the date of the Shareholders’ meeting at which the election occurred. In deciding whether to accept the tendered resignation, the Board will consider the factors considered by the Governance Committee and any additional information and factors the Board believes to be relevant. The Board shall accept the resignation absent exceptional circumstances.

The resignation of the Director whose election did not meet the Majority Voting Requirement will be effective when accepted by the Board. A Director who tenders a resignation pursuant to this policy will not participate in the Governance Committee recommendation or the Board consideration whether to accept or reject the resignation, and will not attend any part of a meeting of the Board or the Governance Committee at which his or her resignation is discussed or a related resolution is voted upon.

Promptly following the Board’s decision, the Company will issue a news release disclosing that decision and providing a full explanation of the decision reached. A copy of the news release with the Board’s decision will be provided to the Toronto Stock Exchange.

If the Board decides to accept the Director’s resignation, the Governance Committee will recommend to the Board whether to fill the resulting vacancy or to reduce the size of the Board. If a majority of the members of the Governance Committee received a majority withhold vote at the same election, then the independent Directors who did not receive a majority withhold vote will appoint a Board committee amongst themselves solely for the purpose of considering the tendered resignations and will recommend to the Board whether to accept or reject them.

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Section 2 (continued)

Business of the Meeting

Detailed voting results will be disclosed after the Meeting

Promptly, after the Meeting, we will publicly disclose the number and percentage of votes cast for and withheld in respect of each nominee, as well as those cast for and against each other matter voted on by Shareholders at the Meeting.

The Board of Directors recommends that Shareholders vote FOR the election of the 10 nominated members of the Board.

3    Appoint the Auditors

The Board, on recommendation by the Audit Committee, proposes that PricewaterhouseCoopers LLP, Chartered Accountants, Montréal, Québec be re-appointed as auditors of CAE to hold office until the close of the next annual meeting of Shareholders and that the Directors of CAE be authorized to fix their remuneration.

PwC has served as auditors of CAE since 1991.

PwC provides three types of services to CAE and its subsidiaries

1.	Audit Services: fees billed for professional services for the audit of CAE’s annual financial statements and services that are normally provided by PwC in connection with statutory and regulatory filings, including the audit of the internal controls and financial reporting as required by SOX and the equivalent rules adopted by the CSA.

2.	Audit-related Services: fees relating to work performed in connection with CAE’s acquisitions, translation and other miscellaneous accounting-related services.

3.	Tax Services: fees relating to tax compliance, tax planning and tax advice.

Auditor independence

The Audit Committee has discussed with PwC its independence from Management and CAE, has considered and concluded that the provision of non-audit services is compatible with maintaining such independence.

Furthermore, as per its policy, the Audit Committee reviews and pre-approves all non-audit services provided by the external auditor above a specified level.

10    CAE INC.| 2017| Management Proxy Circular

Section 2 (continued)

Business of the Meeting

The following chart shows all fees paid to PwC by CAE and its subsidiaries in the most recent and prior fiscal year.

FEE TYPE	2017 ($ millions)	2016 ($ millions)
1. Audit services	4.1	3.8
2. Audit-related services	0.2	0.6
3. Tax services	0.9	0.9
Total	5.2	5.3

In order to further support PwC’s independence, the Audit Committee has set a policy concerning CAE’s hiring of current and former partners and employees of PwC who were engaged on CAE’s account in the recent years.

The Board of Directors recommends that Shareholders vote FOR the appointment of PWC as CAE’s auditors.

4    Advisory Vote on Executive Compensation

As detailed in Section 7 – ‘‘Executive Compensation”, CAE’s executive compensation philosophy and programs are based on the fundamental principle of pay-for-performance to align the interests of our executives with those of our Shareholders. This compensation approach allows CAE to attract and retain high-performing executives who are strongly incentivised to create value for CAE’s Shareholders on a sustainable basis.

We encourage you to carefully read this section of the Circular which describes our overall approach to executive compensation, the objectives of our executive compensation program, how compensation decisions are made and the compensation paid to our most highly paid executive officers in the last three years.

At the Meeting, Shareholders will be asked to consider and to cast an advisory, non-binding vote on CAE’s approach to executive compensation – this is often referred to as “say on pay”.

The text of the “say on pay” resolution reads as follows:

‘‘Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the Shareholders accept the approach to executive compensation disclosed in this Management Proxy Circular’’.

Because your vote is advisory, it will not be binding upon the Board. However, the HRC will review and analyze the results of the vote and take into consideration such results when reviewing executive compensation philosophy and programs.

The Board of Directors recommends that Shareholders vote FOR the resolution set out above.

CAE INC.| 2017| Management Proxy Circular    11

Section 2 (continued)

Business of the Meeting

If a majority of the Shares represented in person or by proxy at the Meeting are voted against the above non-binding advisory resolution, the Board Chairman or the HRC Chair will oversee a process to engage with Shareholders with a view to giving Shareholders the opportunity to express their specific concerns. The Board of Directors and the HRC will consider the results of this process and, if appropriate, review the Company’s approach to executive compensation in the context of Shareholders’ specific concerns.

Our approach to executive compensation was approved by 93.55% of the votes cast on the resolution during our August 10, 2016 annual meeting of Shareholders.

5    Shareholders’ Proposal

The Shareholders’ Proposal attached as Appendix B – Shareholders’ Proposal – to this Circular has been submitted by John Philpot and Hala Yassin, 5064 Avenue du Parc, Montreal (Quebec) H2V 4G1, Canada, shareholders of the Company, for consideration at the Meeting. The proposal was submitted in French and translated into English by the Company. Mr. Philpot holds 319 Common Shares. Mr. Philpot acquired one Share on May 7, 2015 and 318 Shares on May 12, 2016. Ms. Yassin holds 279 Shares, which were acquired on August 15, 2016.

The Board of Directors opposes the Shareholder’s Proposal and recommends Shareholders vote AGAINST it for the reasons set out in Appendix B.

Other business

Following the conclusion of the formal business conducted at the Meeting, we will:

•	provide an update on our business operations, and

•	invite questions and comments from Shareholders.

12    CAE INC.| 2017| Management Proxy Circular

Section 3

About the Nominated Directors

This Section presents biographical data, Board activity and Share ownership information with respect to each nominee the Board of Directors is recommending FOR election by Shareholders at the Meeting. A description of the Board Nominee selection criteria, and nomination process and Board Attributes follows the individual tables. “Market Value” refers to the product of the sum of the Common Shares and DSUs held by a Director multiplied by the closing price on the TSX of a Common Share on June 7, 2017. Footnotes specific to each nominee are presented immediately below their biography.

98.7%	90%	60.4	7.3	97%

Average 2016 Votes FOR	Independent Directors	Years Average Age	Years Average Tenure	Average Board Attendance

CAE INC.| 2017| Management Proxy Circular    13

Section 3 (continued)

About the Nominated Directors

Margaret S. (Peg) Billson

Ms. Billson is a veteran aviation business leader with over 30 years of experience leading technology rich companies, including serving as the President & CEO of BBA Aviation Aftermarket Services, a division of BBA Aviation plc., as President & General Manager of the Airplane Division of Eclipse Aviation and as the Vice-President & General Manager of Airframe Systems at Honeywell International Inc. Ms. Billson has a Master’s degree in Engineering-Aerospace and, in recognition of her industry accomplishments, has been inducted into Embry-Riddle Aeronautical University’s Hall of Fame. Ms. Billson is also an instrument-rated pilot.

Age: 55 Albuquerque, New Mexico, U.S. Director since: 2015 (Independent) Votes in Favour at Last Annual Meeting: 99.34%	Board Membership and Attendance				Other Public Company Boards
	Board of Directors	6 of 6		100%	Current	N/A
	Audit Committee	4 of 4		100%	Former	SkyWest, Inc.	‘07 – ‘15
	Total	10 of 10		100%
	Securities Held
	Date	Common Shares	DSUs	Total	Market Value	Minimum Ownership Requirement	% of Achievement[1]
	June 7, 2017	–	15,015	15,015	$332,582	$435,000	76%
	June 9, 2016	–	6,334	6,334	$105,461	$435,000	24%
	1 Ms. Billson joined the Board on August 12, 2015 and is required to receive her compensation in respect to her services as a Director in DSUs until her Minimum Ownership Requirement is attained.

Michael M. Fortier

Mr. Fortier joined RBC Capital Markets (RBCCM) as a Vice-Chairman in 2010. Prior to joining RBCCM, Mr. Fortier was a partner of Ogilvy Renault LLP (now Norton Rose Fulbright Canada LLP) and a Senior Adviser to Morgan Stanley in Canada.

Between 2006 and 2008, Mr. Fortier held various positions in the Government of Canada, as Minister of Public Works and Government Services, Minister of International Trade and Minister responsible for Greater Montréal. Prior to that, Mr. Fortier was active in the investment banking industry, first as a Managing Director with Credit Suisse First Boston (1999 - 2004) and then as a Managing Director with TD Securities (2004 - 2006).

Mr. Fortier also practised law with Ogilvy Renault LLP (1985 - 1999) in the areas of corporate finance and mergers and acquisitions. He was based in London, England for several years during this period.

Age: 55 Mount-Royal, Quebec, Canada Director since: 2010 (Independent) Votes in Favour at Last Annual Meeting: 99.32%	Board Membership and Attendance				Other Public Company Boards
	Board of Directors	6 of 6		100%	Current	Aimia Inc.	‘09 – present
	Governance Committee[2]	1 of 1		100%	Former	N/A
	Human Resources Committee[2]	2 of 2		100%
	Total	9 of 9		100%
	Securities Held
	Date	Common Shares	DSUs	Total	Market Value	Minimum Ownership Requirement	% of Achievement
	June 7, 2017	10,000	49,886	59,886	$1,326,475	$435,000	305%
	June 9, 2016	10,000	40,610	50,610	$842,656	$435,000	194%
	2 Mr. Fortier stepped off the Governance Committee and joined the Human Resources Committee during FY2017.

14    CAE INC.| 2017| Management Proxy Circular

Section 3 (continued)

About the Nominated Directors

James F. Hankinson

Mr. Hankinson is a corporate Director. He was the President and Chief Executive Officer of Ontario Power Generation Inc. from 2005 until his retirement in 2009. He has broad management experience in energy, transportation, resource and manufacturing-based businesses. Mr. Hankinson was previously a director of ENMAX Corporation, a private company. He served as President and Chief Executive Officer of New Brunswick Power Corporation (1996 - 2002). In 1973, he joined Canadian Pacific Limited and served as President and Chief Operating Officer (1990 - 1995). Mr. Hankinson is a Chartered Professional Accountant.

Age: 73 Toronto, Ontario, Canada Director since: 1995 (Independent) Votes in Favour at Last Annual Meeting: 94.23%	Board Membership and Attendance				Other Public Company Boards
	Board of Directors (Chairman)	6 of 6		100%	Current	N/A
	Total	6 of 6		100%	Former	Maple Leaf Foods Inc.	‘95 – ‘12
						Shoppers Drug Mart Corp.	‘09 – ‘14
	Securities Held
	Date	Common Shares	DSUs	Total	Market Value	Minimum Ownership Requirement	% of Achievement
	June 7, 2017	4,018	140,416	144,434	$3,199,213	$900,000	355%
	June 9, 2016	4,018	130,817	134,835	$2,245,003	$900,000	249%

Alan N. MacGibbon

Mr. MacGibbon has been non executive Vice Chair of the law firm Osler, Hoskin & Harcourt LLP since July 2014 and a director of Toronto-Dominion Bank since April 2014. He was Global Managing Director, Quality, Strategy and Communications of Deloitte Touche Tohmatsu Limited (2011 - 2013), and was also Senior Counsel to Deloitte LLP (Canada) (2012 - 2013), and the Managing Partner and Chief Executive of Deloitte LLP (Canada) prior to June 2012. Mr. MacGibbon holds an undergraduate degree in business administration and an honorary doctorate degree from the University of New Brunswick. Mr. MacGibbon is a Chartered Professional Accountant, a Chartered Accountant and a Fellow of the Chartered Professional Accountants of Ontario.

Age: 61 Oakville, Ontario, Canada Director since: 2015 (Independent) Votes in Favour at Last Annual Meeting: 99.37%	Board Membership and Attendance				Other Public Company Boards
	Board of Directors	6 of 6		100%	Current	TD Bank	‘14 – present
	Audit Committee (Chair)	4 of 4		100%	Former	N/A
	Total	10 of 10		100%
	Securities Held
	Date	Common Shares[1]	DSUs	Total	Market Value	Minimum Ownership Requirement	% of Achievement[2]
	June 7, 2017	4,074	18,036	22,110	$489,737	$435,000	113%
	June 9, 2016	4,074	8,488	12,562	$209,157	$435,000	48%
	1 1,008 of these shares are owned beneficially by Mr. MacGibbon’s spouse, under the direction of Mr. MacGibbon.

CAE INC.| 2017| Management Proxy Circular    15

Section 3 (continued)

About the Nominated Directors

John P. Manley

Mr. Manley[1] is President and Chief Executive Officer of the Business Council of Canada (not-for-profit) and Chairman of Canadian Imperial Bank of Commerce. From 2004 to 2009, he served as Counsel to McCarthy Tétrault LLP, a national law firm. Prior to that, Mr. Manley had a 16-year career in politics, serving as Deputy Prime Minister of Canada and Minister in the portfolios of Industry, Foreign Affairs and Finance. Mr. Manley obtained a Bachelor of Arts from Carleton University and a Juris Doctorate from the University of Ottawa, is a certified Chartered Director from McMaster University and holds honorary doctorates from six Canadian universities.

Age: 67 Ottawa, Ontario, Canada Director since: 2008 (Independent) Votes in Favour at Last Annual Meeting: 97.39%	Board Membership and Attendance				Other Public Company Boards
	Board of Directors	4 of 6		67%	Current	Canadian Imperial Bank of Commerce (CIBC)	‘05 – present
	Human Resources Committee	4 of 5		80%		Telus Corporation	‘12 – present
	Governance Committee	3 of 3		100%	Former	Canadian Pacific Railway Limited	‘06 – ‘13
	Total	11 of 14		78.57%		Nortel Networks Corporation	‘04 – ‘09
	Securities Held
	Date	Common Shares	DSUs	Total	Market Value	Minimum Ownership Requirement	% of Achievement
	June 7, 2017	–	97,462	97,462	$2,158,783	$435,000	496%
	June 9, 2016	–	86,285	86,285	$1,436,645	$435,000	330%

1   Mr. Manley was a Director of Nortel Networks Corporation (“Nortel”) and Nortel Networks Limited (“NNL”) when Nortel and NNL were granted creditor protection under the CCAA on January 14, 2009 and under other similar bankruptcy legislation in the U.S. and other jurisdictions.

François Olivier

François Olivier[2] became President and Chief Executive Officer of Transcontinental Inc. in 2008. After joining the Printing sector of Transcontinental in 1993, he went on to become the General Manager of one to several printing facilities, and ultimately the Senior Vice-President of the Newspaper Group. He later took on the role of President of the Information Products Printing sector, and became Chief Operating Officer of Transcontinental in 2007. Prior to joining Transcontinental, François Olivier worked as General Manager of Canada Packers. He has a B.Sc. from McGill University and is a graduate of the Program for Management Development at Harvard Business School.

Age: 52 Montreal, Quebec, Canada Director since: 2017 (Independent) Votes in Favour at Last Annual Meeting: N/A	Board Membership and Attendance				Other Public Company Boards
	Board of Directors[2]	1 of 1		100%	Current	Transcontinental Inc.	’08 – present
	Total	1 of 1		100%	Former	N/A
	Securities Held
	Date	Common Shares	DSUs	Total	Market Value	Minimum Ownership Requirement	% of Achievement[3]
	June 7, 2017	–	897	897	$19,869	$435,000	5%

2   Mr. Olivier joined the Board on February 14, 2017.

3   Mr. Olivier joined the Board on February 14, 2017 and is required to receive his compensation in respect to his services as a Director in DSUs until his Minimum Ownership Requirement is attained.

16    CAE INC.| 2017| Management Proxy Circular

Section 3 (continued)

About the Nominated Directors

Marc Parent

Mr. Parent[1] has been the President and CEO of CAE Inc. since October 2009. He joined the Company in February 2005 as Group President, Simulation Products, was appointed Group President, Simulation Products and Military Training & Services in May 2006, and then Executive Vice President and Chief Operating Officer in November 2008. Mr. Parent has over 30 years of experience in the aerospace industry. Before joining CAE, Mr. Parent held various positions with Canadair and within Bombardier Aerospace in Canada and the U.S. Mr. Parent is past Chairman of the Board of Directors of the Aerospace Industries Association of Canada (AIAC) and of Aéro Montréal (Québec’s aerospace cluster). Mr. Parent graduated as an engineer from École Polytechnique, is a graduate of the Harvard Business School Advanced Management Program and holds an honorary doctorate from École Polytechnique. Mr. Parent is an active pilot holding a Transport Canada Airline Transport Pilot license.

Age: 56 Montreal, Quebec, Canada Director since: 2008 Votes in Favour at Last Annual Meeting: 99.32%	Board Membership and Attendance[1]				Other Public Company Boards
	Board of Directors	6 of 6		100%	Current	N/A
	Total	6 of 6		100%	Former	N/A
	Securities Held[2]
	Date	Common Shares	DSUs	Total	Market Value
	June 7, 2017	237,888	262,943	500,831	$11,093,407
	June 9, 2016	207,017	258,444	465,461	$7,745,271

1   Upon invitation of Board Committees, Mr. Parent attended all or a part of their meetings.

2   As President and CEO, Mr. Parent has a higher Share/DSU ownership target than an Independent Director (please refer to “Executive Share Ownership Requirements” in Section 7 for details concerning Mr. Parent’s Share ownership requirements).

General Peter J. Schoomaker, USA (ret.)

General Schoomaker is a consultant on defence matters. He is a former four-star U.S. Army general who was recalled from retirement to active duty as the 35th Chief of Staff, Army and member of the U.S. Joint Chiefs of Staff (2003 - 2007). Prior to his first retirement, he served as Commander-in-Chief, U.S. Special Operations Command (1997 - 2000). He was the owner/President of Quiet Pros, Inc. (defence consulting) (2000 - 2003). General Schoomaker spent over 35 years in a variety of command and staff assignments with both conventional and special operations forces. General Schoomaker is a Director of several private and non-profit companies, the Special Operations Warrior Foundation and was a Director of CAE USA Inc. (2007 - 2009).

Age: 71 Tampa, Florida, U.S. Director since: 2009 (Independent) Votes in Favour at Last Annual Meeting: 98.26%	Board Membership and Attendance				Other Public Company Boards
	Board of Directors	6 of 6		100%	Current	N/A
	Governance Committee	3 of 3		100%	Former	DynCorp International Inc. Aeroflex Incorporated	‘07 – ‘10 ‘10 – ‘14
	Human Resources Committee	5 of 5		100%
	Total	14 of 14		100%
	Securities Held
	Date	Common Shares	DSUs	Total	Market Value	Minimum Ownership Requirement	% of Achievement
	June 7, 2017	–	87,599	87,599	$1,940,318	$435,000	446%
	June 9, 2016	–	77,136	77,136	$1,284,314	$435,000	295%

CAE INC.| 2017| Management Proxy Circular    17

Section 3 (continued)

About the Nominated Directors

Andrew J. Stevens

Mr. Stevens is a corporate Director based in the U.K. who has operating experience globally in the aerospace and defence sector. Beginning with the Dowty Group, a leading British manufacturer of aircraft equipment (1976 - 1994), he joined Bowthorpe plc (1994 - 1996), Messier-Dowty as Managing Director then Chief Operating Officer (1996 - 2000), Rolls-Royce, where he served as Managing Director Defence Aerospace (2001 - 2003), and Cobham plc as a Board member where he served variously as Group Managing Director, Aerospace Systems, Chief Operating Officer and Chief Executive Officer (2003 - 2012).

Mr. Stevens is a Chartered Engineer, with a 1st Class honour degree in Product Engineering from Aston University. He is a Fellow of the Royal Aeronautical Society, a Fellow of the Institution of Electrical Engineers and was awarded a honourary Doctor of Science in 2013.

Age: 60 Cheltenham, Gloucestershire, U.K. Director since: 2013 (Independent) Votes in Favour at Last Annual Meeting: 98.28%	Board Membership and Attendance				Other Public Company Boards
	Board of Directors	6 of 6		100%	Current	Héroux-Devtek Inc.	‘14 – present
	Audit Committee[1]	2 of 2		100%		De La Rue plc	‘12 – present
	Human Resources Committee	5 of 5		100%	Former	Cobham plc	‘03 – ‘12
	Governance Committee[1] (Chair)	2 of 2		100%
	Total	15 of 15		100%
	Securities Held
	Date	Common Shares	DSUs	Total	Market Value	Minimum Ownership Requirement	% of Achievement
	June 7, 2017	–	43,749	43,749	$969,040	$435,000	223%
	June 9, 2016	–	33,219	33,219	$553,096	$435,000	127%
	1 Mr. Stevens stepped off the Audit Committee and joined the Governance Committee during FY2017.

Katharine B. Stevenson

Ms. Stevenson is a corporate Director who has served on a variety of corporate boards in Canada and the United States. She was formerly the global Treasurer of Nortel Networks Corporation (Nortel). Prior to joining Nortel, she held progressively senior finance roles in investment and corporate banking at J.P. Morgan and Company, Inc. Ms. Stevenson serves as Director of the public companies listed below, and chairs the Corporate Governance Committee of Canadian Imperial Bank of Commerce.

Ms. Stevenson holds a Bachelor of Arts degree (Magna Cum Laude) from Harvard University and has the professional designation ICD.D granted by the Institute of Corporate Directors (ICD).

Age: 54 Toronto, Ontario, Canada Director since: 2007 (Independent) Votes in Favour at Last Annual Meeting: 98.38%	Board Membership and Attendance				Other Public Company Boards
	Board of Directors	6 of 6		100%	Current	Capital Power Corporation	‘17 – present
	Audit Committee	4 of 4		100%		Canadian Imperial Bank of Commerce (CIBC)	‘11 – present
	Governance[1]	2 of 2		100%		Open Text Corp.	‘08 – present
	Total	12 of 12		100%	Former	Valeant Pharmaceuticals International Inc.	‘10 – ‘16
						OSI Pharmaceuticals Inc.	‘05 – ‘10
	Securities Held
	Date	Common Shares	DSUs	Total	Market Value	Minimum Ownership Requirement	% of Achievement
	June 7, 2017	600	100,025	100,625	$2,228,844	$435,000	512%
	June 9, 2016	15,600	89,022	104,622	$1,741,956	$435,000	400%
	1 Ms. Stevenson joined the Governance Committee during FY2017.

18    CAE INC.| 2017| Management Proxy Circular

Section 3 (continued)

About the Nominated Directors

Director Selection and Nomination Process

Part of the GC’s responsibility is to identify and recruit suitable potential Board members and recommend to the Board nominees for election at annual Shareholders meetings.

To fulfill this mandate, the GC:

•	Identifies desirable skill sets, industry experience, diverse backgrounds, international experience, relationships and other attributes that would assist the Board of Directors in the conduct of its responsibilities and also further CAE’s interests (refer to “Board Attributes” below).

•	Reviews with the Chairman, President and CEO and other Directors possible candidates, including the existing members of the Board of Directors, which may meet some or all of such attributes.

•	Considers potential conflicts of interest, independence issues and interlocking directorships of potential candidates.

•	Approaches with the Chairman and other Directors potential candidates not already serving as Directors to determine their availability and interest in serving on CAE’s Board, and will interview those interested to determine their suitability for nomination.

•	Reviews with other members of the Board of Directors the potential nomination of any new Director before a final determination to nominate them is made.

Board members must:

•	Demonstrate high ethical standards and integrity, including abiding by the Board’s Code of Conduct;

•	Act honestly and in good faith regarding CAE’s best interests;

•	Devote sufficient time to CAE’s affairs and exercise prudence and diligence in fulfilling all their Board-related responsibilities;

•	Give independent judgment on issues facing CAE;

•	Understand and challenge CAE’s business plans and strategy;

•	Effectively participate in all Board-related deliberations;

•	Make reasonable efforts to attend Board and committee meetings; and

•	Review the management materials provided in advance of, and otherwise prepare for, all Board meetings.

Under the articles of CAE, the Board of Directors may consist of a minimum of three and a maximum of twenty-one Directors. The Directors are to be elected annually as provided in CAE’s by-laws. Each Director will hold office until the next annual meeting or until his or her successor is duly elected unless his or her office is earlier vacated in accordance with the by-laws. In accordance with the by-laws, the Board of Directors has fixed the number of Directors to be elected at the Meeting at ten.

CAE INC.| 2017| Management Proxy Circular    19

Section 3 (continued)

About the Nominated Directors

Board Attributes

The following matrix identifying the age, tenure, professional skills, expertise and qualifications of current Directors is reviewed by the Governance Committee annually to ensure CAE benefits from an appropriate combination of skills, experience with CAE’s business matters and corporate governance standards and fresh perspectives:	• All non-employee Director nominees (9 out of a total number of 10 Directors) are Independent. • All Board Committee members are Independent.

	Age			Tenure At CAE			Competencies
	Under 60	60 – 69	70+	0 – 5 years	6 – 10 years	More than 10 years	Knowledge of industry	Strategic leadership and management	Finance/Accounting	Human Resources	R&D	Governance/Board
Peg Billson	●			●			●	●		●	●
Michael M. Fortier	●				●		●		●	●		●
James F. Hankinson			●			●		●	●			●
Alan N. MacGibbon		●		●				●	●	●
John P. Manley		●			●			●	●	●		●
François Olivier	●			●				●	●	●
Marc Parent	●				●		●	●		●	●
Peter J. Schoomaker			●		●		●	●		●
Andrew J. Stevens		●		●			●	●		●	●
Katharine B. Stevenson	●					●		●	●			●

20    CAE INC.| 2017| Management Proxy Circular

Section 4

Corporate Governance

Our Commitment to Sound Corporate Governance

The Board of Directors and management team take pride in knowing that CAE has maintained the highest standards in corporate governance. CAE’s corporate governance is rooted in the basic principle that proper and ethical practices lead to the creation and preservation of Shareholder value.

Our governance structure enables independent, experienced and accomplished Directors to provide advice, insight and oversight to advance the interests of the Company and our Shareholders.

Regulatory compliance

As a Canadian reporting issuer with Common Shares listed on the TSX and the NYSE, CAE’s corporate governance practices are required to meet and exceed applicable rules adopted by the CSA and the SEC, as well as provisions of the rules of the NYSE and of SOX.

Most of the NYSE’s corporate governance listing standards are not mandatory for CAE as a non-U.S. company, but CAE is required to disclose the significant differences between its corporate governance practices and the requirements applicable to United States companies listed on the NYSE. Except as summarized on CAE’s web site (http://www.cae.com/investors/governance/), CAE is in compliance with the NYSE requirements in all significant respects. CAE also complies with those provisions of SOX and the rules adopted by the SEC pursuant to that Act that are currently applicable to CAE.

Best practices and continuous improvement

The Board and its Governance Committee continue to monitor governance practices in Canada and the United States, and to implement changes to CAE’s governance policies and practices as necessary to comply with any new rules issued by the CSA and other applicable regulatory authorities. We also monitor recommended best practices of shareholder representatives and other organizations and will implement any such practice we believe to be in the best interest of the Company.

Transparency and ongoing communication

CAE is committed to ensure open, ongoing dialogue with Shareholders, employees, other investors and the public. Through CAE’s disclosure policy and procedures, the Board ensures that communication of material information to investors is timely and accurate, and broadly disseminated in accordance with all applicable securities laws and stock exchange rules. CAE’s Global Communications and Investor Relations’ department responds to investor inquiries. CAE’s transfer agent, Computershare Trust Company of Canada, has a toll-free number (1-800-564-6253) and web site (www.computershare.com) to assist Shareholders. Shareholders may also send comments via email to investor.relations@cae.com. In addition, CAE provides information on its business on CAE’s web site (www.cae.com) and its filing with the Canadian securities regulators and the SEC can be accessed at www.sedar.com and www.sec.gov/edgar respectively.

Shareholders are encouraged to view the following downloadable documents as well as others that are stated to be available on CAE’s website www.cae.com/investors/governance. The information located on the web site is also available in print to any Shareholder upon request to the Corporate Secretary’s Department at the address set out in this Circular.

•	CAE’s Corporate Governance Guidelines;

•	Summary of significant ways that CAE practices differ from governance requirements of U.S. domestic companies under the NYSE listing standards;

CAE INC.| 2017| Management Proxy Circular    21

Section 4 (continued)

Corporate Governance

•	General By-laws;

•	Certificate of Amalgamation;

•	Shareholder Protection Rights Plan Agreement;

•	Board Committee Mandates;

•	Position Descriptions for the President and CEO, Board Chair and each Board Committee Chair;

•	Code of Business Conduct; and

•	Employee Stock Option Plan.

Board and management roles

The purpose of the Board and its committees is to build long-term value for the Company’s Shareholders and to ensure the continuity and vitality of the Company’s businesses by setting policy for the Company, overseeing strategic planning, monitoring the Company’s performance, providing management with appropriate advice and performance feedback. Management is responsible for and the Board is committed to ensuring that CAE operates in a legal and ethically responsible manner. The Board’s stewardship role, specific responsibilities, compositional requirements and various other matters are set out in Appendix A – Board of Directors’ Mandate – to this Circular.

President and CEO’s role and responsibilities

The position description for the President and CEO is developed with input from the President and CEO, and is approved by the Governance Committee and the Board of Directors. The description provides that the President and CEO is responsible for defining, communicating and implementing the strategic direction, goals and core values of CAE with a view to maximizing CAE’s value. It also provides that the President and CEO is accountable to the Board for, amongst other things, formulating and executing business strategies, overseeing CAE’s corporate governance structure and framework, overall responsibility for the management of CAE’s business, building and maintaining a network of strategic relationships with business leaders, governmental officials and investors, developing and implementing a human resource strategy which develops leadership capabilities, and creating an organizational structure and culture that optimize and sustain high levels of performance.

The Board Chair is Independent

Mr. James F. Hankinson, the current non-executive Chairman of the Board, is responsible for ensuring that the Board of Directors discharges its responsibilities independently of management. Correspondence to the Independent Directors may be sent to the attention of Mr. Hankinson, at CAE’s address listed in this Circular.

The Board Chair position description sets out the Chair’s responsibilities and duties in guiding the Board in the fulfillment of their stewardship role, namely:	Board meeting attendance averaged 97% in FY2017.

•	Represent the Board in discussion with management;

•	Represent the Board in discussion with third parties;

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Section 4 (continued)

Corporate Governance

•	Generally ensure that the Board functions independently of Management;

•	Chair and encourage free and open discussions at the Board meetings;

•	Together with the GC, identify guidelines for the selection of, and evaluation of conduct of the Directors; and

•	Report to Shareholders on behalf of the Board.

Processes in place to ensure the Board may function independently of Management

The Independent Directors met separately from the President and CEO at each of the meetings of the Board of Directors during FY2017, and at each meeting of the HRC, GC and Audit Committee. At the Board meetings, the Independent Directors’ meetings are chaired by the non-executive Chairman; at Committee meetings, by the Chair of that Committee. The Board, its Committees as well as individual Directors are also able to retain and meet with external advisors and consultants at the expense of CAE in appropriate circumstances. In fact, the Board has regular access to information independent of management through the external and internal auditors, as well as independent compensation consultants and the possibility of independent legal counsel. The Board believes that sufficient processes are in place to enable it to function independently of management.

Delegation to standing Board committees composed entirely of Independent Directors

In order to enable it to effectively fulfill its responsibilities, the Board has established three standing committeees currently composed of the following Independent Directors as of the Record Date:

	Governance	Audit	Human Resources
Peg Billson		●
Michael M. Fortier			●
Paul Gagné[1]		●	Chair
Alan N. MacGibbon		Chair
John P. Manley	●		●
Peter J. Schoomaker	●		●
Andrew J. Stevens	Chair		●
Katharine B. Stevenson	●	●
1	Paul Gagné is a current Director but he is retiring on August 10, 2017 and is not standing for re-election at the Meeting due to reaching his term limit.
Mr.	Olivier joined the Board on February 14, 2017 and is currently not a member of any committee.

The nature and scope of authority and responsibility delegated to each standing committee is set forth in the Committee mandates presented in Section 5– “Board Committee Reports” which can also be found on our web site under “Corporate Governance” along with each Committee Chair’s position description.

The appointment of specific Directors to each of the standing Board Committees is generally intended to reflect the relevance of Independent Directors’ skills and experience to the applicable Committee’s mandate (refer to Section 3– “About the Nominated Directors” for details about the selection process and criteria).

CAE INC.| 2017| Management Proxy Circular    23

Section 4 (continued)

Corporate Governance

Orientation and continuing education

New Directors meet with CAE executive officers, including the President and CEO and Vice President, Finance and CFO, to discuss CAE’s expectations of its Directors and to discuss CAE business and strategic plans. New Directors also review CAE’s current business plan, detailed agendas and materials of previous Board meetings. New Directors of CAE receive a comprehensive reference manual containing all key corporate and Board policies, including the Code of Business Conduct and other relevant materials and executive briefing sessions. All Directors have regular access to senior management to discuss Board presentations and other matters of interest. CAE management and the Governance Committee keep all Directors aware of major developments in corporate governance, important trends and new legal or regulatory requirements. The Board also receives presentations from senior management on CAE’s performance and issues relevant to the business of CAE, the industry and the competitive environment in which it operates.

The Governance Committee encourages CAE’s Directors to attend conferences, seminars or courses whether they be industry-specific to CAE or whether relevant to fulfill their role as a Director, the cost of which will be borne by CAE. In recognition of the rapidly changing technology and competitive environment and emerging markets in our business, the Board at regularly scheduled meetings requires management to provide an in-depth review of the business segments in which we operate, as well as our industry in general. The Board and its Committees are continually updated by Management on developments related to corporate governance, Directors’ fiduciary duties, changes in law, industry news and other educational material.

Ethical business conduct

CAE has a Code of Business Conduct that governs the conduct of CAE’s Directors, officers, employees, contractors and consultants. CAE uses Ethicspoint, a third-party whistleblower reporting service, to facilitate reporting of breaches of the Code of Business Conduct and any other misconduct. Apart from any individual reports the Board or Human Resources and Audit Committees may receive from management or the whistleblower service, the Governance Committee receives a quarterly and an annual report from management on CAE’s management’s compliance with the Code of Business Conduct.

Assessment of Directors by the GC

Refer to Section 5 – “Board Committee Reports”.

Compensation

Refer to Section 5 – “Board Committee Reports – The Human Resources Committee”, Section 6 – “Director Compensation” and Section 7 – “Executive Compensation – Setting Executive Compensation – Role of the HRC”.

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Section 5

Board Committee Reports

The Governance Committee

Assists the Board in developing and implementing our corporate governance guidelines, identifying individuals qualified to become members of the Board and determining the composition of the Board and its committees, preparing the Board’s succession plan, determining the Directors’ remuneration, developing and overseeing an assessment process for the Board, and reviewing and recommending for Board approval our corporate policies concerning business conduct, high standards of corporate governance and ethics.

The members of the GC are all Independent Directors and the GC’s mandate is available in the governance section of our website at CAE.com.

The GC held three meetings in FY2017; aggregate attendance: 100%.

A. J. Stevens (Chair)	J.P. Manley	P. J. Schoomaker	K. B. Stevenson

The members of the Governance Committee are selected for their experience and knowledge with respect to governance matters generally. Descriptions of Mr. Stevens, Mr. Manley and General Schoomaker’s credentials and past experience can be found in the subsequent Human Resource Committee report. Descriptions of Ms. Stevenson’s credentials and past experience can be found in the subsequent Audit Committee report.

Highlights for FY2017

•	The GC considered several possible candidates for nomination to the Board to maintain the desired skills and diversity profile of the Board in contemplation of approaching term limits for some Directors and considered and recommended the candidacy of Mr. François Olivier for nomination to the Board.

•	The GC reviewed and approved a Chairman succession policy and recommended the formation of an ad-hoc special committee of the Board to oversee the process to appoint a successor to Mr. Hankinson who is scheduled to retire in August 2018.

•	An Annual Board of Directors and Governance Committee Performance Review survey was carried out; the overall results continue to be positive and reinforce strong levels of support and engagement.

•	The GC determined that Alan MacGibbon, Paul Gagné and Katharine Stevenson meet the standards to be considered financial experts for the Audit Committee.

•	The GC reviewed and approved a Director and officer insurance plan.

•	The GC reviewed and approved the location of the annual strategic plan meeting coupled with other meetings with customers and CAE business units.

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Section 5 (continued)

Board Committee Reports

•	The GC oversaw changes to the composition of the Audit Committee, the HRC and the GC as a result of Mr. Barents’ retirement from the Board of Directors on August 10, 2016.

•	The GC reviewed and approved an updated version of CAE’s Anti-Corruption Policy.

•	The GC reviewed and approved a CEO Emergency Succession Plan.

In addition to access through the Board’s website to an evergreen supply of current research and analysis, news reports and academic studies on best governance and compensation practices and other aspects of board and fiduciary responsibilities and use of research and educational tools, the following activities were conducted in FY2017 to ensure that all required educational resources are available to Directors to properly discharge their responsibilities:

•	Board meeting in London, UK to review the Company’s FY2018 – FY2022 long term strategic plan and permitting site visits to the CAE training facilities located in Burgess Hill and at the Benson Air Force base;

•	Quarterly updates from management on CAE’s compliance with such matters as anti-corruption and export control laws; and

•	Numerous presentations on CAE’s markets, technology, industry developments and other educational material.

Other Board commitments and Interlocks Policy

The following policy applies to all Directors:

(a)	No more than two Directors should serve on the same outside board or outside board committee, unless otherwise agreed by the Board.

(b)	Directors who are employed as chief executive officers, or in other senior executive positions on a full-time basis with a public company, should not serve on the boards of more than two public companies in addition to CAE’s Board.

(c)	Directors who: (i) have full time employment with non-public companies, (ii) have full-time employment with public companies but not as CEO, or (iii) do not have full time employment, should not serve on the boards of more than four public companies in addition to CAE’s Board.

(d)	The President and Chief Executive Officer of CAE should not serve on the board of more than one other public company and should not serve on the board of any other public company where the chief executive officer of that other company serves on the CAE Board.

(e)	Prior to accepting any additional public company board of directors’ appointment, a Director must first disclose the proposed appointment for review by the Governance Committee and the Chairman of the Board.

Board evaluation process

The Governance Committee has the mandate and responsibility to review, on an annual basis, the performance and effectiveness of the Board as a whole and each individual Director. The Chair of the Governance Committee annually approves and distributes a comprehensive questionnaire to each member of the Board regarding various aspects of Board and individual performance. The

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Section 5 (continued)

Board Committee Reports

questionnaire covers a wide range of issues, including the operation and effectiveness of the Board and its committees, the level of knowledge of the Directors relating to the business of CAE and the risks it faces, and the contribution of individual Directors, and allows for comments and suggestions. The Chair of the Governance Committee compiles responses to the questionnaire and prepares a report to the Governance Committee which provides a report to the full Board. The Governance Committee may then recommend changes based upon such feedback to enhance Board performance or refer any areas requiring follow-up to the relevant committees. In addition to the foregoing, each Director individually meets with the Chairman of the Board at least once annually to discuss his or her individual performance and the performance of the Board as a whole. As well, the Chairman of the Board’s performance is evaluated and assessed through one-on-one meetings between each Director and the Chair of the Governance Committee. Both the Chairman of the Board and the Chair of the Governance Committee then report back to the full Board.

Review of Board members’ compensation

In light of the changes to Board compensation implemented as of December 1, 2015, which determined to increase the base compensation level by $15,000 to $145,000 per annum, no further changes to Board compensation were proposed, and the Committee agreed to maintain the status quo.

Resolution of complaints under the Code of Business Conduct

The Chair of the Committee is kept apprised of every report filed with the independent third party responsible for receiving any complaints under CAE’s Code of Business Conduct, as well as relevant complaints received by CAE senior management. The Committee is regularly informed of the resolution of such complaints (as is the Chair of the Audit Committee where misconduct relating to financial accounting, books and record keeping, fraud or similar financial impropriety is alleged) and the results of the annual certification process for CAE employees under CAE’s Code of Business Conduct.

Diversity initiatives

The Committee reviewed and approved for recommendation to the Board a Policy Regarding Board and Executive Officer Diversity. The Board in turn adopted the Policy effective May 26, 2015.

The Policy confirms the guiding principle that the Board will nominate Directors and appoint executive officers based on merit and the needs of CAE at the relevant time, and, that CAE is strongly committed to finding the best people to serve in such roles. The Policy also recognizes that diversity helps ensure that (a) Director and executive officers provide the necessary range of perspectives, experiences and expertise required to achieve effective stewardship and management of CAE, and (b) a variety of differing perspectives are included in addressing issues, while providing a greater likelihood that proposed solutions will be robust and comprehensive. Gender diversity is specifically acknowledged in the Policy as a significant aspect of diversity.

The Policy provides that:

•	in identifying potential candidates to serve on the Board, the Committee will (a) consider only candidates who are highly qualified based on their talents, experience, expertise and character (b) take into account criteria that promote diversity, including, but not limited to, gender, international background, nationality, age, and industry knowledge, (c) endeavor to use any available network of organizations and associations that may help identify diverse candidates, and (d) in order to support the specific objective of gender diversity, consider the level of representation of women on the Board; and

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Section 5 (continued)

Board Committee Reports

•	in identifying potential candidates for appointment as President and CEO and for other executive officer positions, the Human Resources Committee and the President and CEO, respectively, will (a) consider individuals from a variety of backgrounds and perspectives with the Company’s diversity objectives in mind, including, without limitation, the specific objective of gender diversity, and (b) consider the level of representation of women in executive office positions.

In order to ensure that the Policy is appropriately implemented and to measure its effectiveness, at least annually:

•	the Committee will assess and report to the Board regarding the efficacy of the Director nomination process at achieving the Company’s diversity objectives; and

•	the President and CEO will assess and report annually to the Human Resources Committee regarding the efficacy of the executive officer appointment process at achieving the Company’s diversity objectives.

CAE has not adopted targets for the number of women or other diverse groups on the Board or in executive officer positions, as it believes that doing so could result in a potential conflict with the principle that the presence of the requisite competencies, skills, business and financial experience, personal qualities and level of commitment should be of paramount importance when considering Director nominations and executive officer appointments.

Two of ten (or 20%) of CAE’s Director Nominees and two of ten (or 20%) of the Company’s current executives are women. A total of 5 women occupy senior management positions (i.e. vice president or above), which represents 15% of the Company’s total senior management population.

The Audit Committee

Assists the Board in its oversight of the integrity of our financial statements, compliance with applicable legal and regulatory requirements, the independence, qualifications and appointment of the external auditors, the performance of both the external and internal auditors, management’s responsibility for assessing and reporting on the effectiveness of internal controls and our enterprise risk management processes.

Also see our Annual Information Form for the year ended March 31, 2017 (which you can access on our website at CAE.com, on SEDAR at sedar.com and on EDGAR at sec.gov), for information about the Audit Committee, including its mandate and Audit Committee policies and procedures for engaging the external auditors.

All members of the Audit Committee are Independent Directors. Mr. A. MacGibbon , Mr. P. Gagné and Ms. K. Stevenson have been determined by the Board to be the Audit Committee financial experts. In addition the Board, in its judgment, has determined that each other member of the Audit Committee is financially literate. The mandate of the Audit Committee is available in the governance section of our website at CAE.com.

The Audit Committee held 4 meetings in FY2017; aggregate attendance: 100%.

A.N. MacGibbon (Chair)	P. Billson	P. Gagné	K.B. Stevenson

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Section 5 (continued)

Board Committee Reports

The members of the Audit Committee are selected for their experience and knowledge with respect to financial reporting, internal controls and risk management. Below are details of committee members’ career highlights that make them qualified and effective Audit Committee decision-makers:

Mr. MacGibbon brings a wealth of financial expertise to the committee. He was formerly the Managing Partner and Chief Executive of Deloitte LLP (Canada), a member of Deloitte’s Board of Directors, and a member of the Executive and Board of Directors of Deloitte Touche Tohmatsu Limited. Mr. MacGibbon is a chartered professional accountant and a Fellow of the Ontario Institute of Chartered Professional Accountants.

Ms. Billson has extensive managerial experience within the aerospace sector. This managerial experience, set out in Section 3 above, has provided Ms. Billson with significant insight into financial issues encountered by companies conducting business within the aerospace sector.

Mr. Gagné is a Chartered Professional Accountant who served on the Audit Committees of the Boards of Directors of Ainsworth Lumber Co. Ltd. and Textron Inc. and previously chaired CAE’s Audit Committee.

Ms. Stevenson has extensive financial and accounting experience, including from her services as Treasurer of Nortel Networks Corporation, as a finance executive with J.P. Morgan Chase & Co., and as former Chair of the Audit Committee of OSI Pharmaceuticals, Inc. She currently serves on the Audit Committees of Open Text Corporation and Capital Power Corporation and chairs the Corporate Governance Committee of Canadian Imperial Bank of Commerce.

Highlights for FY2017

•	The committee reviewed the internal audit plan and quarterly internal audit reports.

•	Throughout the past year, the Committee reviewed, with and without management present, the results of PwC’s communications with CAE required by generally accepted auditing standards.

•	The committee reviewed in detail quarterly interim financial information and earnings press releases before their public release.

•	The Committee also reviewed and recommended approval to the Board of the quarterly MD&A and the press releases for the quarterly results.

•	The committee reviewed the MD&A and audited financial statements of CAE prepared by management for the fiscal year ended March 31, 2017 with management and PwC, and thereafter recommended that they be published and filed with the Autorité des marchés financiers and the SEC.

•	The committee reviewed the processes involved in evaluating CAE’s internal controls and oversaw the compliance process related to the certification and attestation requirements of SOX and related SEC rules, as well as of the rules relating to audit committees and certification of financial information adopted by the CSA.

•	The committee also reviewed export controls, fraud review processes, information technology and cyber security risks, tax compliance and IFRS accounting standard changes.

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Section 5 (continued)

Board Committee Reports

The Human Resources Committee

Assists the Board of Directors in its oversight responsibilities relating to compensation, nomination, evaluation and succession of the President and CEO, other officers and management personnel; oversees the Company’s environment, health and safety policies and practices, pension plan administration and pension fund investments, and management development and succession planning.

All members of the HRC are Independent Directors. The mandate of the HRC is available in the governance section of our website at CAE.com.

The HRC held 5 meetings in FY2017, aggregate attendance: 96%.

P. Gagné (Chair)	M. M. Fortier	J. P. Manley	P.J. Schoomaker	A. J. Stevens

The HRC is responsible to oversee the Company’s executive compensation programs and succession planning. We constantly ensure that members of the HRC have the experience and knowledge to fulfill this role. Below are details of committee members’ career highlights that make them qualified and effective HR decision-makers:

•	Mr. Gagné, Chair of the HRC, as a past CEO as well as Chairman of another public company and a current and past member of other human resources/compensation committees of U.S./Canadian public company boards, has extensive direct experience in human resources and compensation management. He has dealt with management, succession and compensation matters in both Canada and the United States. He has also dealt with unionized work forces, including overseeing the negotiation of work force agreements.

•	Mr. Fortier, as Chair of the Human Resources and Compensation Committee of Aimia Inc. and as past Minister of Public Works and Government Services, Minister of International Trade and Minister responsible for Greater Montréal for the Canadian Government, has extensive experience dealing with human resources and compensation matters in both corporate and government entities.

•	Mr. Manley, as CEO of the Canadian Council of Chief Executives, past Deputy Prime Minister of Canada and past Cabinet Minister (Industry, Foreign Affairs and Finance departments, non-concurrently), has extensive experience dealing with human resources and compensation matters in both corporate and government entities. He currently sits as a member of two other public company boards, giving him a more diverse perspective on human resources practices.

•	General Schoomaker has been a member of the HRC for several years. He has dealt with human resources matters as a four star U.S. Army General. General Schoomaker serves on the Compensation and Governance Committees of the Board of Directors of ARA Inc. (a private company), and also formerly served on the Compensation Committee of DynCorp. He has the experience and background to address CAE’s human resources issues and compensation practices.

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Section 5 (continued)

Board Committee Reports

•	Mr. Stevens, as past CEO of a public company and a board member of Canadian and international companies, has extensive experience in compensation matters at both the executive and employee levels in a corporate environment.

As past CEOs and/or senior military/government leaders, all members of the HRC possess the financial knowledge required in order to assess and determine the applicability of measures and targets utilized in determining variable compensation and assessing executive performance against targets and overall Company performance.

Highlights for FY2017

Talent management

As committed, in FY2017 CAE’s leadership and succession initiative was extended more deeply and broadly into the organization to identify and develop future leaders earlier in their career. This initiative provided for the assessment and subsequent development plans for individuals identified as key future leaders in the organization. Throughout the course of FY2017 the organization was able to provide for an effective level of movement of some of these key talents into development roles within various business units and regions, serving to develop these individuals and further strengthen our leadership in these areas. In FY2018, in conjunction with the company-wide Annual Leadership Development Process, the Company will continue to develop these high potential individuals and look to further facilitate development opportunities for our key talent across the organization. These actions will help support the HRC’s oversight of the Company’s efforts to ensure the effective development of CAE’s future executive leaders and that a sufficient pipeline is in place to meet the Company’s future leadership and talent requirements. In addition, as a measure of good governance, an Emergency President & CEO succession plan was developed and approved by the Board. The plan provides for a clear process, inclusive of individual accountabilities should an incident make this type of action necessary.

Executive compensation

As part of continued efforts to align the interests of CAE executives with our Shareholders, in FY2017, CAE adopted the Executive Deferred Share Unit Plan. Under the plan, on an annual basis, CAE executives can elect to defer a portion of or their entire short-term incentive payment to the plan to be converted to DSUs. The DSU equals in value to one Common Share of CAE. The units are only payable when the executive leaves the Company. The deferral and related conversion of the short-term incentive payment to DSUs further link the behaviours of our executives to long-term Shareholders’ interests of continued value creation and CAE Share price appreciation. The details of the plan are further described in Section 7 – ‘’Executive Compensation – Compensation Policy and Objectives’’.

Health and safety

In addition to compensation matters, a key responsibility of the HRC relates to Health and Safety performance within CAE. This is an area that has received significant attention from both the management team and the HRC. The performance of the business in matters of health and safety reflects this focus with very significant improvements in several key areas in FY2017 including injury frequency (26% improvement) and number of days lost (21% improvement).

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Section 5 (continued)

Board Committee Reports

Major activities and topics covered by the HRC are detailed on a by-meeting basis in the calendar below:

Regular Meetings	Agenda
May 2016

Review of:

•    Executive compensation trends

•    Proxy circular

•    President and CEO FY2016 performance and FY2017 objectives

•    Environment, health and safety

Approval of:

•    STIP, LTIP awards and merit increases for President and CEO’s direct reports

•    Payouts under FY2016 STIP and performance-RSU grant awarded in FY2014

•    FY2017 annual compensation plan

•    President and CEO objectives for FY2017

August 2016	Review of: • Succession planning and Annual Leadership Development Process (ALDP) • Retirement and savings plans • STIP update • Environment, health and safety • HRC best practices
November 2016

Review of:

•    President and CEO succession planning

•    STIP update

•    FY2018 STIP and LTIP design

•    Executive share ownership guidelines status

•    Pension plan investment strategy

•    Environment, health and safety

•    Labour relations review

February 2017

Review of:

•    ALDP update

•    President and CEO succession planning update

•    STIP update

•    FY2018 STIP and LTIP design

•    Share ownership guidelines status and Executive Deferred Share Unit Plan

•    Glass Lewis and ISS updates and FY2017 proxy preparation

•    HRC mandate and workplan

•    Environment, health and safety

Approval of:

•    Executive Deferred Share Unit Plan

32    CAE INC.| 2017| Management Proxy Circular

Section 6

Director Compensation

This section provides information pertaining to the compensation, Share ownership and Share ownership requirements of our non-employee Directors.

Our compensation program for non-employee Directors has the following objectives:

•	Attract and retain highly qualified, committed and talented members of the Board with an extensive and relevant breadth of experience; and

•	Align the interests of Directors with those of our Shareholders.

The Board sets the compensation of non-employee Directors based on recommendations from the Governance Committee.

The Governance Committee annually reviews the compensation of non-employee Directors and recommends to the Board such adjustments as it considers appropriate and necessary to recognize the workload, time commitment and responsibility of the Board and committee members and to remain competitive with directors’ compensation trends. Any Director who is also an employee of the Company or any of its subsidiaries does not receive any compensation as a Director.

Effective December 1, 2015, Directors’ all-inclusive fees were set as follows:

Position	Annual Fee	Form of Payment
Board Chairman	$300,000	• $132,500 in DSUs • $167,500 in cash or DSUs at Director’s election
Board Member	$145,000	• $82,500 in DSUs • $62,500 in cash or DSUs at Director’s election
Board Committee Chair[1]	$25,000	• DSUs up to minimum ownership requirement • Cash or DSUs at Director’s election thereafter
Board Committee Member[1]	$10,000	• DSUs up to minimum ownership requirement • Cash or DSUs at Director’s election thereafter
Special Ad Hoc Steering Committee Chair	$25,000	• Cash or DSUs at Director’s election
Special Ad Hoc Steering Committee Member	$15,000	• Cash or DSUs at Director’s election
1	Additional compensation for participation on the Audit, Governance and Human Resources Committees.

The Board believes the all-inclusive annual flat fee (in lieu of retainers and attendance fees) compensate Directors fairly and equitably for the risks, time committment and responsiblities in being effective Directors.

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Section 6 (continued)

Director Compensation

Director compensation benchmarking and comparator group

To benchmark Directors’ compensation, the Governance Committee uses the same comparator group of companies as that used to benchmark NEOs’ compensation. This comparator group comprises Canadian and U.S. publicly-listed companies that have relevance to CAE in terms of head office location, market segment or business activities, revenue and market capitalization. The comparator group is reviewed periodically and adjustments are made to account for merger and acquisition activities and to ensure it continues to reflect CAE’s employment market and financial results. Refer to Section 7 – “Executive Compensation” of this Circular for the companies included in CAE’s latest Comparator Group and detailed selection criteria.

•  Same comparator group as for NEOs.

•  Director compensation last benchmarked and adjusted in FY2015.

•  Directors are paid a flat all-inclusive fee to reflect responsibilities, time commitment and risks related to being effective Directors.

Non-Employee Directors’ Deferred Share Unit Plan (Directors’ DSU Plan)

A DSU is equal in value to one Common Share of CAE and accrues additional units in an amount equal to each dividend paid on Common Shares. DSUs earned by non-employee Directors vest immediately but are only redeemable after termination of the Director’s service with CAE. Payment in cash is then made based on the market value of the equivalent number of Common Shares, net of tax and any other applicable withholdings.

Minimum shareholdership requirements

Directors are required to own the equivalent of three years’ of Board annual base fees in the form of Common Shares and/or DSUs. Directors are required to receive their compensation in respect of their services, including, without limitation, the annual retainer for serving as a member of the Board or a committee thereof, in Deferred Share Units until such shareholding is attained.

Non-employee Directors holding Common Shares and/or DSUs of a value that is less than the equivalent of three years of Board annual base fees receive all fees in the form of DSUs. Once such minimum is reached, a non-employee Director may elect to continue to participate in the Directors’ DSU Plan in respect of part or all of his or her annual Board and Committee fees over and above the annual fee component paid in DSUs.

•  Minimum shareholding requirements align Directors’ and Shareholders interests.

•  Equal to three times the annual retainer.

•  Annual retainer paid in DSUs until the requirement is attained.

•  DSUs facilitate Directors’ achievement of minimum shareholding requirements.

A non-employee Director is not, once the minimum Common Share and/or DSU ownership target is reached, obligated to acquire more Shares or DSUs if the value of his/her investment in CAE drops due to stock market fluctuations.

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Section 6 (continued)

Director Compensation

Risk mitigation

As per the terms of the DSU Plan, the rights and interests of a Director in respect of the DSUs held in such participant’s account are not transferable or assignable other than for specific cases of legal succession.

CAE maintains Directors’ and officers’ liability insurance for its Directors and officers, as well as those of its subsidiaries as a group.

Anti-Hedging Policy

The policy provides that no Director or CAE executive (defined to include senior officers and vice-presidents) may, at any time, purchase or otherwise enter into financial instruments, including prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, collars, or units of exchangeable funds, that are designed to or that may reasonably be expected to have the effect of hedging or offsetting a decrease in the market value of any CAE securities, including but not limited to DSUs.

Directors’ compensation table

The following table summarizes compensation earned by non-employee Directors of CAE during FY2017:

Name	Total Fees Earned ($)	Paid in Cash ($)	Paid in DSUs ($)[1]
B.E. Barents[2]	59,435	–	59,435
Margaret S. (Peg) Billson	155,000	–	155,000
Michael M. Fortier	155,000	–	155,000
Paul Gagné	190,000	–	190,000
James F. Hankinson	300,000	167,500	132,500
Alan N. MacGibbon	171,000	–	171,000
John P. Manley	174,000	–	174,000
François Olivier[3]	18,275	–	18,275
Peter J. Schoomaker	165,000	–	165,000
Andrew J. Stevens	181,000	–	181,000
Katharine B. Stevenson	170,400	–	170,400
1	Represents the value of DSUs determined based on the grant date fair value of the award in accordance with IFRS2. The value of each unit is set to CAE’s closing Share price on the date of grant.
2	Mr. Barents ceased his service as Board Director in August 2016.
3	Mr. Olivier joined the Board on February 14, 2017.

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Section 6 (continued)

Director Compensation

Directors’ share-based awards

The following table shows for each non-employee Director the number of DSUs outstanding at the beginning of the fiscal year ended March 31, 2017, the number and the value of the DSUs that vested during such year, and the number and the value of all outstanding DSUs as at March 31, 2017. The non-employee Directors are not eligible to receive stock options or other option-based awards.

Name[1]	Share-based Awards
	Number of DSUs at the Beginning of FY2017 (#)	Number of DSUs Vested During the Year[2] (#)	Value Vested During the Year[3] ($)	Number of DSUs at the End of FY2017 (#)	Market Value of DSUs not Paid Out or Distributed[4] ($)
Margaret S. (Peg) Billson	6,334	8,681	158,104	15,015	305,114
Michael M. Fortier	40,610	9,276	168,976	49,886	1,013,694
Paul Gagné	117,821	12,553	228,713	130,374	2,649,207
James F. Hankinson	130,817	9,599	174,929	140,416	2,853,271
Alan N. MacGibbon	8,488	9,547	174,838	18,036	366,489
John P. Manley	86,285	11,176	202,659	97,462	1,980,424
François Olivier	–	897	18,274	897	18,238
Peter J. Schoomaker	77,136	10,463	190,632	87,599	1,780,026
Andrew J. Stevens	33,219	10,530	192,753	43,749	888,988
Katharine B. Stevenson	89,022	11,002	199,877	100,025	2,032,506
1	Mr. Barents is not included since he ceased his service as Director of CAE in August 2016 and as a result, all his DSUs were paid out at that time.
2	Represents the number of DSUs each non-employee Director earned during FY2017, including additional DSUs equivalent in value to the dividends paid on the Common Shares credited in-year, rounded to the nearest whole number. The DSUs vest immediately but are redemable and paid out only after the non-employee Director ceases to be a Director of CAE in accordance with the terms of the Directors DSU Plan.
3	The value was determined by multiplying the number of DSUs, including additional DSUs equivalent in value to the dividends paid on the Common Shares credited in-year, by the closing prices of the Common Shares on the TSX on the respective dates of each grant. The DSUs are granted at the end of each quarter.
4	The market value of the DSUs was determined by multiplying the number of all DSUs vested but not paid out or distributed, including additional DSUs equivalent in value to the dividends paid on the Common Shares credited in-year, as at March 31, 2017 by the closing price of the Common Shares on the TSX on that same date, which was $20.32. Numbers containing fractions have been rounded up for calculation purposes.

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Section 7

Executive Compensation

Compensation Discussion and Analysis

This section describes our compensation philosophy, policies and programs, and provides the details with respect to the compensation awarded to our Named Executive Officers in FY2017. For FY2017, our NEOS were:

•	Marc Parent, President and CEO

•	Sonya Branco, Vice President, Finance and Chief Financial Officer

•	Gene Colabatistto, Group President, Defence and Security

•	Nick Leontidis, Group President, Civil Aviation Training Solutions

•	Mark Hounsell, General Counsel, Chief Compliance Officer and Corporate Secretary

FY2017 CAE Performance Highlights

In FY2017, CAE delivered a strong financial performance, which is a continuing validation of our training strategy and an important step in our pursuit to be the Recognized Global Training Partner of Choice. The emphasis on training, continued strong execution, and supportive market conditions enabled excellent financial performance in both Civil Aviation Training Solutions (“Civil”) and Defence & Security (“Defence”) businesses.

CAE’s overall year-over-year revenues increased 8% to a record $2.7 billion, while annual Earnings per Share (EPS) from continuing operations before specific items increased 20% to $1.03. Our financial position strengthened further with the Net Debt to Total Capital ratio standing at 26.5%. Free cash flow for the year was $328 million, a 32.4% increase compared to FY2016. Our annual order intake remained very strong and our backlog increased by over a billion dollars to $7.53 billion. The sustained strong financial results translated into 35% share price appreciation during FY2017.

We continued returning value to Shareholders, increasing the dividend for the sixth consecutive year and continuing CAE’s share buy-back introduced last year. Taken together CAE has returned $122.3 million to Shareholders in FY2017. We also maintained a solid track record of customer satisfaction underpinning our vision to be the recognized global training partner of choice.

CAE INC.| 2017| Management Proxy Circular    37

Section 7 (continued)

Executive Compensation

EPS From Continuing Operations Before Specific Items[1]	Return on Capital Employed (ROCE)

Share Price	Backlog

1	Earnings per share before specific items is a non-GAAP measure calculated by excluding the effect of restructuring costs and one-time tax items from the diluted earnings per share from continuing operations attributable to equity holders of the Company.

FY2017 overall Company performance resulted in maximum payout levels for several annual short-term incentive (STIP) metrics, and in the CAE STIP payout factor of 194%.

Details are provided in the section “Executive Compensation – Determination of the NEOs’ Compensation in FY2017”.

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Section 7 (continued)

Executive Compensation

Compensation Objectives

Much of CAE’s success in developing and growing its worldwide business is attributable to having highly qualified and motivated employees. The executive compensation programs are based on a pay-for-performance philosophy. Executives receive salaries, annual short-term incentive awards contingent upon attaining consolidated, business unit and individual achievements, and long-term incentive awards that motivate executives to create increasing and sustainable value for the Shareholders. In addition, executives receive pension, perquisites and other benefits.

The objectives of the CAE executive compensation programs are to:

• Attract, retain, and motivate qualified executives

• Align executives and Shareholders’ interest around the creation of incremental value

• Foster teamwork and entrepreneurial spirit

• Establish an explicit and visible link between all elements of compensation and corporate and individual performance

• Integrate compensation with the development and successful execution of strategic and operational plans

Setting Executive Compensation

Compensation principles

CAE’s compensation policies and practices are structured in a balanced way, such that they do not create risks that could have a material adverse effect on the Company.	The emphasis of CAE’s executive compensation programs is on variable and long-term compensation that ties interests of our executives with those of our Shareholders.

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Section 7 (continued)

Executive Compensation

The principles underlying CAE’s executive compensation programs are as follows:

Pay for performance	The majority of compensation is variable, contingent and directly linked to financial and operational performance metrics, as well as CAE’s share price performance.
Balance	The portion of total compensation that is performance-based increases with an executive’s level of responsibility.
Long-term focus	For our most senior executives, long-term stock-based compensation opportunities outweigh short-term cash-based opportunities.
Shareholder alignment	The financial interests of executives are aligned with the interests of our Shareholders through stock-based compensation, and annual and long-term performance metrics that correlate with sustainable Shareholder value growth.
Competitiveness	Total compensation is competitive to attract, retain, and motivate CAE’s executive team while fostering entrepreneurial spirit. This is achieved by providing compensation at the median of our comparator group but paying up to the 75th percentile for superior performance.
Responsibility	Compensation takes into account each executive’s responsibility to always act in accordance with our ethical, environmental and health and safety objectives, channeled through our Code of Business Conduct. Commitment to ethical and corporate responsibilities is a fundamental belief underlying all aspects of our behaviour and compensation plans, from setting targets to conducting annual performance assessments and succession planning. Financial and operational performance must not compromise these values.

Role of the HRC in setting executive compensation

The HRC acts as an advisory committee to the Board of Directors. The Board assigns responsibilities to the HRC with regards to the review, approval, and administration of CAE’s compensation programs. The main components of the HRC’s mandate with respect to compensation are:

•	Review and approve the design of executive compensation and benefits programs;

•	Review and consider the input of independent external consultants;

•	Review and approve the composition of the CAE’s comparator group;

•	As appropriate, meet with Shareholders to discuss executive compensation and benefits;

•	Report to the Board on how plan changes to compensation and benefits impact CAE’s financial performance and obligations;

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Section 7 (continued)

Executive Compensation

•	Recommend to the Board the President and CEO’s compensation;

•	Review and approve on behalf of the Board management’s recommendations for annual compensation of the President and CEO’s direct reports;

•	Review and approve changes to pension plans, including investment strategies; and

•	Prepare the Compensation Discussion & Analysis section of the annual management proxy circular and other disclosure documents.

Role of compensation consultants

The HRC retains the services of an independent compensation consultant, Hugessen Consulting Inc. (“Hugessen”), to provide advice on executive compensation matters. Hugessen is responsible for reviewing materials presented to the HRC on compensation-related matters and assists the Company in the design of its executive compensation programs. Hugessen performs duties for the HRC only. No CAE Director or officer has any affiliation with Hugessen.

CAE’s management also uses the services of PCI – Perrault Consulting Inc. (“PCI – Perrault”) to assist CAE in the benchmarking of its executive and Board of Director positions, as well as in the drafting of the annual management proxy circular.

While the HRC and the Board receive input from others, they are responsible for the design, application and oversight of the CAE’s executive compensation programs.

The following table shows the fees paid by CAE to Hugessen and PCI-Perrault for FY2017 and FY2016.

Year	Fees paid to Hugessen		Fees paid to PCI – Perrault
	FY2017	FY2016	FY2017	FY2016
Executive Compensation	$94,842	$112,443	$23,193	$70,734
Other Mandates	–	–	–	–
Total	$94,842	$112,443	$23,193	$70,734

Comparator Group

Executive compensation is benchmarked every other year with the assistance of compensation consultants, PCI – Perrault, who prepare an analysis of CAE’s compensation against compensation practices within the comparator group. The last executive compensation benchmarking was performed in FY2016.	The comparator group includes companies that operate in at least one of CAE’s market segments, have a similar financial and operational footprint, and with which CAE competes for talent.

•	CAE’s business units compete within several market segments and not all CAE competitors are present in all the segments or publish or provide segment-specific compensation disclosure relevant to CAE. Therefore, CAE includes companies that are active in at least one of its activity segments. The table below indicates the main activities for which the comparator group companies were chosen.

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Section 7 (continued)

Executive Compensation

•	The following criteria are also considered when selecting comparator group companies:

•	Head office location

•	Company financials (revenue and market capitalization)

•	Companies with business operations outside of Canada, reflecting the fact that over 90% of CAE’s revenues are generated outside of Canada

•	Companies that compete with CAE for talent (in and outside of Canada) reflecting CAE’s multinational reality. In FY2017, two out of three of the President and CEO’s direct reports leading a business unit were based outside of Canada.

•	Companies with similar business profiles, specifically:

○	Size

○	Business mix/industry similarity

○	Scale of operations outside home country

○	Talent requirements/primary competitors for talent

•	Given the comparator criteria above, CAE’s comparator group results in a broad mixture of relevant Canadian and US companies.

•	The following is the list of comparator companies adopted by the HRC for the FY2016 benchmarking exercise:

	Aerospace	Med. Devices	Indus. Controls	IT/Software	Training/Simul.	Constr./Engin.	Other Services
Canadian Group
Linamar Corp.							●
MacDonald Dettwiler				●			●
Manitoba Telecom Services[1]				●			●
ShawCor Ltd				●			●
SNC-Lavalin Group Inc.						●
Stantec Inc.						●	●
Transat AT Inc.	●
WestJet Airlines Ltd.	●
US Group
AECOM Technology					●	●
AAR Corp.	●
Alliant Techsystems Inc.	●
AMETEK Inc.	●	●	●			●
Autodesk Inc.				●
BE Aerospace[2]	●
Cadence Design Systems				●		●
Cubic Corp.	●			●	●
Curtiss-Wright Corp	●		●
Esterline Technologies	●
Gartner Inc.				●
Hexcel Corporation	●		●			●
Moog Inc.	●	●	●
Rockwell Collins Inc.	●				●
Synopsys Inc.				●
Teledyne Technologies		●		●
TransDigm Group	●
Triumph Group	●					●
Varian Medical Systems		●
Woodward Inc.	●		●
1	Manitoba Telecom Services was acquired by BCE Inc. on March 17, 2017.
2	BE Aerospace was acquired by Rockwell Collins Inc. on April 13, 2017.

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Section 7 (continued)

Executive Compensation

CAE utilizes the compensation data from each of the Canadian and the U.S. group of comparator companies for benchmarking purposes. The Canadian and U.S. companies are weighted in aggregate equally and the compensation value between the two comparator groups is compared at par.

Comparator group financials

	Canadian Comparator Group		US Comparator Group		Combined Comparator Group
	Revenue[1]	Market Cap[1]	Revenue[1]	Market Cap[1]	Revenue[1]	Market Cap[1]
P25	$2,047M	$2,253M	$2,000M	$2,682M	$2,024M	$2,468M
Median	$3,048M	$2,728M	$2,405M	$4,572M	$2,727M	$3,650M
P75	$4,026M	$3,404M	$3,118M	$7,110M	$3,572M	$5,257M
CAE	$2,246M	$4,038M	$2,246M	$4,038M	$2,246M	$4,038M
CAE Position	P33	P85	P42	P41	N/A	N/A
1	Based on the most recent annual reports at the time of the benchmarking in FY2016.

Compensation Policy and Objectives

CAE’s executive compensation program consists of five main elements: base salary, short-term incentive, long-term incentives (restricted share units, performance share units and stock options), pension, and perquisites and other benefits. The table below illustrates CAE’s compensation policy. Total target compensation is positioned at the median of the comparator group but may result in paying up to the 75th percentile for superior performance.

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Section 7 (continued)

Executive Compensation

Compensation Policy Summary

	Form	Plan Highlights	Plan Objectives	Policy
Base Salary	• Cash	• Fixed rate of pay • Annual review

•  Provide a base of regular income to attract and retain qualified leaders

•  Recognize scope and responsibilities of the position as well as the experience of the individual

•  Reward individual performance

• Set at the 50th percentile of the comparator group
Short-term Incentive (STIP)	• Cash

•  Annual award based on corporate and, where appropriate, business unit metrics (75%) and personal objectives (KPIs) (25%) for the President and CEO and his direct reports

•  Starting in FY2017, executives can elect to receive a portion of or their entire STIP payment in the form of Executive Deferred Share Units

•  For other eligible employees, annual award based on corporate and business unit metrics multiplied by an individual performance multiplier

•  Reward the achievement of the Company’s financial and operational objectives

•  Reward the achievement of personal objectives aligned with an individual’s area of responsibility and role in realizing operational results

•  Drive superior individual and corporate performance

• Set at the 50th percentile of the comparator group but may result in paying up to the 75th percentile for superior performance
Long-term Incentive (LTIP)	• Performance share units (50% weight) • Stock options (30% weight) • Restricted share units (20% weight)	• LTIP value is awarded in different medium to long-term compensation vehicles with both time and performance vesting based on the achievement of longer-term financial objectives	• Align management’s interests with Shareholder value growth • Reward the achievement of sustained market performance • Recognize individual contribution and potential • Attract and retain key talent	• Set at the 50th percentile of the comparator group but may result in paying up to the 75th percentile for superior performance
Pension	• Monthly pension in cash at retirement

•  Registered Defined Benefit Plan for executives representing 2% of average 5 best years of earnings (salary plus STIP), multiplied by pensionable service

•  Supplementary Plan offered to the NEOs for pension rights exceeding limits for registered plans

			• Support retention of key executives	• Set at the 50th percentile of the comparator group
Perquisites and Other Benefits	• Employee Stock Purchase Plan (“ESPP”) • Perquisites

•  ESPP: Employees and executives may purchase CAE Shares up to 18% of their base salary; CAE matches 50% of the employee contributions, up to a maximum of 3% of the employee’s annual base salary

•  Perquisites: including but not limited to car benefits, club membership, home office, personal legal and tax advice, and Health Spending Account

			• Provide executives with a share ownership building vehicle	• Set to be market competitive

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Section 7 (continued)

Executive Compensation

The following illustrates the relative weight of each compensation policy element, at target:

President and CEO	Other NEOS’ Average

Base salaries

The base salaries of CAE’s executives are positioned at the median of the comparator group. While an executive’s salary is generally targeted at a specific range around the market median, such salary may vary depending on the individual’s performance and level of experience.

Base salaries are set to recognize the position’s scope and responsibilities, and individual experience and performance.

Base salaries are reviewed by the HRC annually, considering individual achievements, general performance, benchmark information and market conditions.

Annual short-term incentive program (STIP)
The STIP provides for an annual cash incentive for executives and management employees based on CAE’s consolidated performance and individual achievements (KPIs for the President and CEO and his direct reports). Group Presidents’ STIP awards are also based on their business unit’s performance.	The annual short-term incentive plan motivates the achievement of specific annual financial and operational results.

Financial targets and KPIs are established by the Board of Directors for the President and CEO at the beginning of each fiscal year; the same financial targets apply for the STIP globally.

In FY2017, the weighting between CAE and business unit performance for Group Presidents was modified from 37.5% CAE / 37.5% business unit to 45% CAE / 30% business unit. This was done to put more emphasis on the CAE consolidated performance to support and enhance collaboration in delivering overall consolidated results.

Thus, the split between CAE consolidated corporate results, business unit results, and individual KPIs for executives in FY2017 was as follows:

Position	STIP Performance Measure Weighting
	Consolidated CAE Performance	Business Unit Performance	Individual KPIs
President and CEO	75%	–	25%
Group Presidents	45%	30%	25%
Executives with corporate-wide responsibilities	75%	–	25%

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Section 7 (continued)

Executive Compensation

Financial and non-financial targets were specifically based on the following four metrics in FY2017:

CAE LEVEL	BUSINESS UNIT LEVEL
Earnings per Share (“EPS”)[1]	Segment Operating Income (“SOI”)[2]
Book-to-Sales ratio[3]	Book-to-Sales ratio[3]
Return on Capital Employed (“ROCE”)[4]	Cash Flow Measure
Customer Satisfaction	Customer Satisfaction

The combination of financial and customer satisfaction metrics at the corporate and business unit levels ensures all executives are accountable for CAE executing on its vision of being the “Training Partner of Choice”.

The respective weighting of each individual metric is as follows:

Why EPS[1]?

Intended to keep management focused on earnings per share achievement. In the case of business unit targets, Segment Operating Income replaces EPS for profitability measurement, focusing the business unit Group Presidents on the achievement of results directly under their span of control.

Why Book-to-Sales Ratio[3]?

Demonstrates the level of growth in sales for the Company’s products and services. Ratios over 1.0 show increasing demand and are a good indicator of future growth for the Company.

Why ROCE[4]?

ROCE is a measure that is used to quantify the value that is generated by our assets. It demonstrates the profitability that is generated by the investments made by the Company, such as CAPEX, R&D, etc. At the business unit level, ROCE is replaced with cashflow to ensure the business unit Group Presidents focus on measures directly under their control, specifically the amount of cash generated and invested in their unit.

Why Customer Satisfaction?

Supports CAE’s “Training Partner of Choice” value proposition as it is critical in ensuring sustained and continued business with CAE’s clients, thus further strengthening the Company’s market leader position for the future.

1	EPS from continuing operations represents net earnings of the Company divided by the number of non-diluted outstanding Common Shares.
2	Segment Operating Income represents operating profit excluding the impact of restructuring costs.
3	Book-to-Sales ratio represents Order Intake divided by revenue.
4	ROCE represents the ratio over a rolling four-quarter period of net income attributable to equity holders of the Company excluding net finance expenses, after tax, divided by the average capital employed.

The metrics noted above are GAAP and non-GAAP financial measures and their definitions are provided in the Company’s FY2017 Management Discussion & Analysis.

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Section 7 (continued)

Executive Compensation

KPIs for the President and CEO and his direct reports are quantitative and qualitative performance targets set for the reporting business units as well as for the corporate functions. These relate to, among others, quality measures, customer experience, operational efficiency, technology enhancements, risk management, and leadership development and employee engagement.

Short-term incentives are paid in the form of cash bonuses based on a percentage of salary that vary depending on the level of responsibility. Actual STIP awards can reach up to two times target levels depending upon the achievement of the previously noted performance metrics and personal objectives. The STIP payments for the President and CEO and his direct reports are approved by the HRC, and by the Board in the case of the President and CEO, following a review at year-end that considers overall corporate and individual performance and other factors. Effective FY2017, Canadian and US-based executives can elect to defer a portion of, or their entire STIP payment to the Executive Deferred Share Unit Plan. Such deferred amount is converted to a DSU that is equal in value to one Common Share of CAE (see details under “Executive Deferred Share Unit Plan”).

The table below outlines target and maximum short-term incentive levels by position:

Position	STIP Range as % of Base Salary
	Target	Maximum
President and CEO	100%	200%
Group Presidents and Vice President, Finance and CFO	65%	130%
Vice-Presidents reporting to President and CEO	45%	90%

In accordance with the STIP terms, the overall corporate performance multiplier is capped at 100% if the EPS result does not meet the target approved by the Board of Directors.

Change in STIP metrics for FY2018

For FY2018, the Book-to-Sales measure will be replaced by Order Intake as it is a more accurate representation of the future operational growth and a more commonly used metric among our peers.

Long-term incentive plan (LTIP)

The LTIP is designed to reward executives for their contribution to the creation of Shareholder value. These awards are considered annually as part of the total compensation review. The value of the LTIP varies by the level of responsibility and is awarded within the range detailed below, based on each executive’s performance as assessed by the HRC and the Board.	CAE’s long-term incentive plan aligns management’s interests with Share price growth and related Shareholder value creation, and rewards sustained market performance.

Position	LTIP Range as % of Base Salary
	Minimum	Maximum
President and CEO	250%	350%
Group Presidents and Vice President, Finance and CFO	100%	250%
Vice-Presidents reporting to President and CEO	40%	150%

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Section 7 (continued)

Executive Compensation

For FY2017, CAE’s LTIP was comprised of performance share units (“PSUs”), stock options and restricted share units (“RSUs”). All NEOs were eligible for an annual grant under each of these plans, and awards were allocated as follows:

Stock Options

The purpose of the Employee Stock Option Plan (“ESOP”) is to provide key employees of CAE with an opportunity to purchase Common Shares and to benefit from the related Share price appreciation, thus aligning closely the interests of such employees with those of our Shareholders, and to increase the ability of CAE to attract and retain individuals with exceptional skills. The ESOP was last amended by the Board of Directors on June 15, 2016 and approved by Shareholders at the 2016 Annual and Special Shareholder Meeting on August 10, 2016.

Following the Shareholder approval of an additional 10,000,000 Shares under the ESOP at the 2016 Annual and Special Shareholder Meeting on August 10, 2016, the ESOP provides for the issuance of a maximum of 16,381,839 Common Shares upon exercise of options granted under the plan. The total number of Shares available under the ESOP represents approximately 6% of CAE’s issued and outstanding Shares.

The HRC establishes rules and guidelines for the administration of the ESOP, selects the employees to whom awards are granted, determines the types of awards to be granted and the number of Shares covered by such awards, sets the terms and conditions of such awards and cancels, suspends and amends awards. The HRC has the sole discretion to make determinations under, and to interpret, the ESOP.

The number of options issued to each NEO under the ESOP varies as a percentage of the executive’s base salary divided by the fair value of an option at that time, which is determined by applying the Black-Scholes option-pricing valuation methodology. The number of outstanding options, as well as the other LTIP elements are considered by the HRC in determining how many new options may be granted in a fiscal year. During FY2017, stock options were granted to the NEOs and other key employees of CAE and its subsidiaries. CAE’s burn rate (the ratio of options granted vs CAE’s issued and outstanding Shares) was 0.77% in FY2017.

The plan permits stock option grants having a term of up to ten years (should the expiry date for an option fall within a black out period or within nine business days following the expiration of a black out period, such expiry date shall be automatically extended to that date which is the tenth business day after the end of the blackout period). However, options issued as of FY2012 have a term of seven years. In prior years, the option term was six years. Vesting is incremental in 25% tranches, starting on the first anniversary date of the grant.

•  Option term for all options granted effective FY2012: 7 years

•  Vesting: 25% per year starting on the first anniversary of the grant date

•  FY2017 burn rate (ratio of granted options during the year versus issued and outstanding shares): 0.77%

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Section 7 (continued)

Executive Compensation

The ESOP permits, at the discretion of the HRC, the surrender and cancellation without re-issue of an in-the-money option for cash equal to the fair market value of the Share underlying the option less the option exercise price, in lieu of the Share itself (the fair market value of a Share shall be the closing price of a Share on the TSX on the trading day on which the election described above is made).

The ESOP, as amended by the Board of Directors on June 15, 2016, includes the following provisions:

Eligibility	Any salaried employee of CAE or its subsidiaries is eligible to participate in the ESOP. The ESOP does not permit grants to non-employee Directors. Subject to ESOP provisions related to employee death, retirement, or termination without cause, no option granted under ESOP may be exercised unless that employee wishing to exercise such option is currently employed by CAE or one of CAE’s subsidiaries and has served continuously in such capacity since the date of the grant of such option. The ESOP does not contain any financial assistance provisions to facilitate employees’ participation in the program.
Limitations on Grants	An ESOP participant (which may include an employee management insider of CAE) may not hold options on more than 5% (on an undiluted basis) of the issued and outstanding Common Shares. The number of Common Shares issuable to insiders of CAE at any time under all security-based compensation arrangements cannot exceed 10% of the issued and outstanding Common Shares. The number of Common Shares issued to insiders of the Company within any one-year period under all security-based compensation arrangements cannot exceed 10% of the Company’s issued and outstanding Shares.
Exercise Price	The weighted average price of the Common Shares on the TSX on the five trading days immediately preceding the grant date (if the grant date falls within a black out period or within five trading days following the end of a black out period, the grant date shall be presumed to be the sixth trading day following the end of such black-out period).
Termination of Employment

Death: options may be exercised to the extent that the optionee was entitled to do so at the time of death. The options can be exercised only during the period expiring on the day that is earlier of (x) six months following the date of death and (y) the option termination date.

Retirement: all unvested options shall continue to vest following the retirement date. Such retired optionee shall be entitled, (a) to exercise any vested options held as of the retirement date until the termination date for each such option; and (b) to exercise any options vesting after the retirement date only during the 30-day period following the vesting date of the post retirement vesting options, after which any such options which remain unexercised shall expire.

Involuntary termination for cause: each unvested option shall terminate and become null, void and of no effect on the date on which the optionees ceases to serve the Company.

Involuntary termination without cause and resignation: the optionee has the right for a period of 30 days (or until the normal expiry date of the option if earlier) from the date of ceasing to be an employee to exercise his or her option to the extent that he/she was entitled to exercise it on the date of ceasing to be an employee. Upon the expiration of such 30-day period (subject to extension if the end of the period falls with a black out period), each option shall terminate and become null, void and of no effect on the date on which such optionee ceases to serve the Company.

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Section 7 (continued)

Executive Compensation

Transferability/ Assignment of Options	Options are not transferable or assignable otherwise than by will or by operation of estate law.
Financial Assistance	The ESOP does not contain any financial assistance provisions to facilitate employees’ participation in the program.
Amendments	The ESOP provides that its terms, as well as those of any option, may be amended, terminated or waived in certain stated circumstances. The ESOP specifies in what situations Shareholder approval is required.
Amendments not Requiring Shareholder Approval	The HRC has the authority, in accordance with and subject to the terms of the ESOP, to amend, suspend or terminate the ESOP or any option granted under the ESOP without obtaining Shareholder approval to:
	(a)	(i) amend any terms relating to the granting or exercise of options, including the terms relating to the eligibility for (other than for non-executive Directors) and limitations or conditions on participation in the ESOP, the amount and payment of the option price (other than a reduction thereof) or the vesting, exercise, expiry (other than an extension of the termination date except as contemplated in the ESOP), assignment (other than for financing or derivative-type transaction purposes) and adjustment of options, or (ii) add or amend any terms relating to any cashless exercise features;
	(b)	amend the ESOP to permit the granting of deferred or restricted share units under the ESOP or to add or amend any other provisions which result in participants receiving securities of the Company while no cash consideration is received by the Company;
	(c)	make changes that are necessary or desirable to comply with applicable laws, rules or regulations of any regulatory authorities having jurisdiction or any applicable stock exchange;
	(d)	correct or rectify any ambiguity, defective provision, error or omission in the ESOP or in any option or make amendments of a “housekeeping” nature;
	(e)	amend any terms relating to the administration of the ESOP; and
	(f)	make any other amendment that does not require Shareholder approval by virtue of the ESOP, applicable laws or relevant stock exchange or regulatory requirements;
provided such amendment, suspension or termination (i) does not adversely alter or impair any previously granted option without the optionee’s consent and (ii) is made in compliance with applicable laws, rules, regulations, by-laws and policies of, and receipt of any required approvals from, any applicable stock exchange or regulatory authorities having jurisdiction.
Amendments Requiring Shareholder Approval	The ESOP provides that Shareholder approval is required to make the following amendments:
	(a)	increase the maximum number of Shares issuable under the ESOP, except in the case of an adjustment pursuant to Article VIII thereof;
	(b)	increase the number of Shares that may be issued to insiders or to any one optionee under the ESOP, in both cases except in the case of an adjustment pursuant to Article VIII thereof;
	(c)	allow non-employee Directors to be eligible for awards of options under the ESOP;
	(d)	permit any option granted under the ESOP to be transferable or assignable other than by will or pursuant to succession laws (estate settlements);

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Section 7 (continued)

Executive Compensation

	(e)	reduce the exercise price of an option after the option has been granted or cancel any option and substitute such option by a new option with a reduced exercise price granted to the same optionee, except in the case of an adjustment pursuant to Article VIII of the ESOP;
	(f)	extend the term of an option beyond the original expiry date, except in case of an extension due to a black out period as contemplated in the ESOP;
	(g)	add a cashless exercise feature payable in cash or Shares, which does not provide for a full deduction of the number of underlying Shares from the ESOP reserve;
	(h)	add any form of financial assistance and any amendment to financial assistance provisions in the ESOP which is more favourable to optionees; and
	(i)	amend any provisions to the amendment provisions of the ESOP.
Change of Control	Change in the beneficial ownership or control over the majority of the Shares of CAE or the sale of all or substantially all of CAE’s assets. In such circumstance, accelerated vesting of all options issued under the ESOP would occur.
Adjustments	If certain corporate events affect the number or type of outstanding Common Shares, including, for example, a dividend in stock, stock split, stock consolidation or rights offering, adjustments will be made to the terms of the outstanding option grants as appropriate in such circumstances.

A copy of the ESOP can be accessed on CAE’s website at www.cae.com, on SEDAR at www.sedar.com, or on EDGAR at www.sec.gov.

Equity compensation plan information

	Number of Securities to be Issued Upon Exercise of Outstanding Options	Percentage of CAE’s Outstanding Share Capital Represented By Such Securities	Weighted- Average Exercise Price of Outstanding Options	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in 1st Column)	Percentage of CAE’s Outstanding Share Capital Represented By Such Securities
Employee Stock Option Plan	5,541,625	2.06%	$14.51	10,382,664	3.87%

The above chart is based on March 31, 2017 information. As of that date, the weighted average remaining contractual life for the outstanding options was 4.86 years. CAE’s only equity compensation plan is its Shareholder-approved ESOP.

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Section 7 (continued)

Executive Compensation

Performance Share Unit Plan

In FY2015, CAE adopted a Performance Share Unit Plan (“PSUP”) for executives and senior management of CAE and its subsidiaries. The PSUP helps ensure that executives’ long-term incentive compensation includes an element directly tied to the achievement of the CAE strategic plan.

Determination of the number of Performance Share Units (“PSUs”) to be granted to a participant is made by dividing the dollar value of the PSU grant (a percentage of the participant’s base salary) by the weighted average market price of the Common Shares on the TSX on the five trading days preceding the date of grant (if the grant date falls within a black out period or within five trading days following the end of a black out period, the date of grant shall be presumed to be the sixth trading day following the end of such black-out period).

•  PSUP directly ties CAE executives to the achievement of the CAE strategic plan.

•  PSU is equal in value to one Common Share of CAE.

•  PSUP is non-dilutive as all vested PSUs are paid out in cash.

•  Vesting: 3 years cliff subject to the achievement of set performance criteria and the participant’s continued employment with CAE.

•  FY2017 performance condition: EPS targets as set in the 3-year strategic plan approved by the Board of Directors.

•  Maximum payout multiplier set at 200%.

A PSU is equal in value to one Common Share of CAE. PSUs vest three years from the grant date, provided the participant is still employed by the Company on the vesting date. Further, FY2015 and FY2016 PSU grant vesting is subject to the EPS achievement compared to target for the fiscal year ended on March 31st immediately preceding the grant vesting date.

Starting FY2017, the EPS achievement is determined each year and a final PSU payout multiplier is applied as follows:

However, the final payout is only issued at the end of three years, provided the participant is still employed by the Company on the third anniversary of the grant date. This change was introduced to promote continuous improvement in our performance against the strategic plan and to improve the retention value of the plan.

EPS targets are determined on the basis on the strategic plan approved by the Board of Directors.

Based on the EPS result and the EPS payout grid approved by the HRC in respect of the original grant, the target rate of granted units is multiplied by a factor ranging from 0% to 200%. PSUP participants are entitled to receive their vested PSUs at the average fair market value of the Common Shares on the TSX for the 20 trading days preceding the final vesting date of the grant.

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Section 7 (continued)

Executive Compensation

The PSUP is non-dilutive as all vested PSUs are paid out in cash. For details concerning the treatment of PSUs following the executive termination, resignation, retirement and change of control, please refer to Section 7 – “Executive Compensation – Termination and Change of Control Benefits”.

Restricted Share Unit Plan

In FY2015, CAE adopted a time-based Restricted Share Unit Plan (“RSUP”) for executives and senior management of CAE and its subsidiaries. Determination of the number of Restricted Share Units (“RSUs”) to be granted to a participant is made by dividing the dollar value of the RSU grant (a percentage of the participant’s base salary) by the weighted average market price of the Common Shares on the TSX on the five trading days preceding the date of grant (if the grant date falls within a black out period or within five trading days following the end of a black out period, the date of grant shall be presumed to be the sixth trading day following the end of such black-out period).	• RSU is equal in value to one Common Share of CAE. • RSUP is non-dilutive as all vested RSUs are paid out in cash. • Vesting: 3 years cliff subject to the participant’s continued employment with CAE.

The RSU is equal in value to one Common Share of CAE. RSUs are granted for a three-year period and vest on the third anniversary of the grant based on the participant’s continued employment with CAE until that time. RSUP participants are entitled to receive their vested RSUs at the average fair market value of the Common Shares on the TSX for the 20 trading days preceding the final vesting date of the grant.

The RSUP is non-dilutive as all vested RSUs are paid out in cash. For details concerning the treatment of RSUs following the executive termination, resignation, retirement and change of control, please refer to Section 7 – “Executive Compensation – Termination and Change of Control Benefits”.

Executive Deferred Share Unit Plan

In FY2017, CAE adopted an Executive Deferred Share Unit Plan (“Executive DSUP”). The purpose of the plan is to attract and retain talented individuals to serve as officers and executives of the Company and to help them build their share ownership in CAE, thus promoting a greater alignment of interests between the executives and the Shareholders of the Company.

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Section 7 (continued)

Executive Compensation

Under the Executive DSUP, Canadian and US-based executives can elect to defer a portion of or their entire short-term incentive payment to the Executive DSUP on an annual basis. Such deferred short-term incentive amount is converted to a DSU based on the volume weighted average price of the Common Shares on the TSX during the last five trading days prior to the date on which such incentive compensation becomes payable to the executive. If the five-trading-day period falls within a black-out period, then the volume weighted average price is calculated based on the five-trading day period following the end of such black-out period.

•   Executive DSUP helps our executives build their share ownership in CAE.

•   Allows for elective deferral of STIP to DSUs.

•   DSU is equal in value to one Common Share of CAE.

•   DSUs are only payable when the executive leaves CAE.

A DSU is equal in value to one Common Share of CAE. The DSUs accrue dividend equivalents payable in additional units in an amount equal to dividends paid on Common Shares. The DSUs are only payable when the executive leaves the Company. Upon or within a defined period following the termination of their employment, DSU holders are entitled to receive a lump sum cash payment equal to the number of DSUs credited to his or her account as of that date multiplied by the volume weighted average price of the Common Shares on the TSX during the last five trading days prior to the settlement date.

Inactive Equity-Based Plans with Legacy Participants

Some NEOs have outstanding participation in the following long-term incentive plans, which are no longer active (no further awards are made under the plans) but have yet to be fully paid out.

Fiscal 2005 Deferred Share Unit Plan

CAE adopted a Long-Term Incentive Deferred Share Unit Plan (“LTUP”) in FY2005 that, as amended from time to time, applies to all grants made thereafter.

Deferred Share Units (“LTUs”) vest in 20% increments over five years, commencing one year after the grant date. LTUs accrue dividend equivalents payable in additional units in amounts equal to dividends paid on Common Shares. LTUs are only redeemable in cash, following the unit holder’s retirement or termination of employment. No LTUs have been granted by CAE after FY2014.

Fiscal 2004 Deferred Share Unit Plan

In FY2004, CAE adopted a Long-Term Incentive Deferred Share Unit Plan (“FY2004 LTUP”) for executives of CAE and its subsidiaries to partially replace the grant of options under CAE’s ESOP. No FY2004 Long-Term Incentive Deferred Share Units (“FY2004 LTUs”) have been granted by CAE since FY2004. All FY2004 LTUs are fully vested for remaining plan participants. FY2004 LTUs accrue dividend equivalents payable in additional units in amounts equal to dividends paid on Common Shares. FY2004 LTUs are only redeemable in cash, following the unit holder’s retirement or termination of employment.

Deferral of cash incentives

CAE had a Deferred Share Unit Plan (“legacy DSUP”) for executives under which an executive elected to receive cash incentive compensation in the form of Deferred Share Units (“legacy DSUs”). A legacy DSU is equal in value to one Common Share of CAE. The units were issued based on the average

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Section 7 (continued)

Executive Compensation

closing board lot sale price per Share of Common Shares on the TSX during the last 10 days on which such Shares traded prior to the date of issue. The legacy DSUs accrue dividend equivalents payable in additional units in an amount equal to dividends paid on Common Shares. Upon or within a defined period following termination of their employment, legacy DSU holders are entitled to receive the fair market value of the equivalent number of Common Shares based on the average closing board lot sale price per Share of Common Shares on the TSX during the last 10 days on which such Shares traded prior to the settlement date.

Fiscal 2010 Restricted Share Unit Plan

In FY2010, CAE adopted a performance-based Restricted Share Unit Plan (“FY2010 RSUP”) for executives and senior management of CAE and its subsidiaries.

A Restricted Share Unit (“FY2010 RSUs” or “performance-RSUs”) is equal in value to one Common Share of CAE. FY2010 RSUs were last granted by CAE in FY2014 for the three-year period from FY2014 to FY2016. FY2010 RSUs vest based on time and achievement of performance criteria for such period.

FY2010 RSUs vest over the three years as follows, provided the participant is still employed by the Company on the third anniversary of the grant:

The TSR Relative Performance means relative annual performance of CAE’s Total Shareholder Return vs. the Total Shareholder Return of the Standard and Poor’s Aerospace and Defence Index (“S&P ADI”) for the given period. Depending on the TSR Relative Performance, the target rate of granted units will be multiplied by the factors indicated in the following table:

Annual TSR Relative Performance	Factor
1st Quartile (0-25th percentile)	0%
2nd Quartile (26th – 50th percentile)	50% - 98%
3rd Quartile (51st – 75th percentile)	100% - 148%
4th Quartile (76th – 100th percentile)	150%

Vesting between the S&P ADI performance quartiles is pro-rated on a linear progression from 50% to 150% for performance commencing in the second quartile and until reaching the fourth quartile. FY2010 RSUP participants are entitled to receive their vested FY2010 RSUs at the average fair market value of the Common Shares on the TSX for the 20 trading days preceding the final vesting date of the grant.

CAE issued its last payment of the performance-RSUs in May 2016 (FY2017) as detailed under “FY2014 Performance-RSU Payouts”. The actual amounts paid to each eligible NEO in FY2017 are disclosed in the table “Incentive Plan Awards – Value Vested or Earned During the Year”. Such information was also disclosed in our 2016 management proxy circular as the performance criteria had been met on

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Section 7 (continued)

Executive Compensation

the date of such circular. Since then, the Company has changed its disclosure methodology and starting this year, the Company will only disclose the value vested during the year, for which the circular is prepared, in accordance with securities regulations.

No further grants are outstanding under the FY2010 RSUP.

Pension, Benefits and Perquisites

Pension Benefits

Eligible employees participate in the Retirement Plan for Employees of CAE Inc. and Associated Companies. Executives at a vice president level and higher participate in the Pension Plan for Designated Executive Employees of CAE Inc. and Associated Companies (the “Designated Pension Plan”), and in the Supplementary Pension Plan of CAE Inc. and Associated Companies (the “Supplementary Pension Plan”). The Designated Pension Plan is a defined benefit plan to which CAE and participants contribute.

•  Promote long-term employment with the Company.

•  Pensions payable under the Supplementary Pension Plan are conditional upon compliance with non-competition and non-solicitation clauses.

•  No extra years of service are generally granted under the pension plans.

Pensions payable under the Supplementary Pension Plan are paid directly by CAE. See Section 7 – “Executive Compensation – Pension Arrangements” for details about the value of the accrued benefit to each of the NEOs. Except as discussed in “Change in Control Contracts” below, CAE does not grant extra years of credited service under its pension plans. Receipt of pension benefits under the Supplementary Pension Plan is conditional upon compliance with non-competition and non-solicitation clauses.

Employee Stock Purchase Plan

Under the CAE Employee Stock Purchase Plan, employees may make contributions towards the purchase of Common Shares of up to 18% of their annual base salary. Under the plan, CAE makes a matching contribution on the first $500 contributed and further contributes $1 for every $2 on additional employee contributions, to a maximum contribution of 3% of the participant’s annual base salary.	• Provide employees with a share ownership building vehicle and a savings vehicle beyond the pension plan.

Change in control contracts

Three out of five NEOs are entitled to termination of employment benefits following a change of control of CAE where the executive’s employment is terminated without cause within two years following the change of control. This is to safeguard the Company’s normal course of business in case of change of control. See Section 7 – “Executive Compensation – Termination and Change of Control Benefits” for a summary of the impact of various events on the different compensation programs for the NEOs and details about the approximate incremental value that could be realized by a NEO following termination or a change of control event.

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Section 7 (continued)

Executive Compensation

Perquisites

Flexible perquisites give executives a cash allowance to provide for certain benefits, including car benefits, club membership, home office, personal legal and tax advice, and a health care spending account which are typical for senior executive positions. Such allowance is payable upon submission of receipts only and is capped at predetermined levels.

Executive Share Ownership Requirements

Under CAE’s Share Ownership Guidelines Policy, each executive is expected to own a minimum number of Common Shares and units under the DSUP and LTUP. The value of the required holding in Common Shares and units under the DSUP and LTUP represents:

Executives	% of Base Salary
President and CEO	500%
Group Presidents and Vice President, Finance and CFO	250%
Other executives reporting directly to CEO	200%

The required holding may be acquired over a five-year period from the date of hire or promotion to the executive position. Following the adoption of the RSUP in FY2015, the HRC decided to include 50% of the RSUs granted when calculating the share ownership requirement as the executives are required to buy Common Shares with after-tax proceeds from the RSUs vested until they reach their minimum ownership requirements. Since February 2014, the share ownership requirements are to be tested monthly until the requirement is met. At the time the required share ownership value is reached, the minimum number of Shares/units to be held by the executive is locked-in and the executive is required to hold at least this number of Shares/units until retirement or termination of employment.

In addition, for each option exercise, the President and CEO has agreed to, and the Group Presidents and Vice President, Finance and CFO must retain ownership or control over CAE Shares equivalent in value to 25% of the net profit realized on such option exercise for the duration of their employment with CAE. This policy encourages all key executives to hold a meaningful ownership interest in CAE to further align their interests with those of our Shareholders.

•  Share ownership requirements must be achieved within 5 years from hire or promotion to executive position.

•  Only Common Shares, DSUs and 50% of RSUs are included.

•  President and CEO, Vice President and CFO, and Group Presidents retain 25% of the net profit realized from option exercise in CAE Shares until they leave CAE.

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Section 7 (continued)

Executive Compensation

As of March 31, 2017, three NEOs held CAE Shares and units under the DSUP, LTUP and RSUP valued in excess of the ownership guidelines. The table below sets forth the minimum number of Shares/units to be held by the NEOs who have already met the requirement, the required value in dollars to meet the ownership guidelines and the actual value held as a percent of the annual base salary.

NEO	Share Ownership Require- ment as Percent of Salary (%)	Ownership Status	Target Date	Number of Shares/Units to be Held Once Requirement Met (#)		Value Required to Meet Guidelines[1] ($)	% Completion to Meet Share Ownership Guidelines (%)	Value Held in Shares/ Units[2] ($)	Value of Shares/ Units Held as Percent of Salary[3] (%)
Marc Parent	500	Already Met	n/a	286,858		4,300,000	100	10,650,303	1,145
Sonya Branco[4]	250	In progress	May 2021	40,323	[6]	812,500	37	297,253	91
Gene Colabatistto	200	Already met	n/a	73,302		1,100,250	100	1,809,712	297
Nick Leontidis	200	Already Met	n/a	65,044		975,000	100	5,418,758	1,235
Mark Hounsell[5]	200	In progress	Feb. 2021	38,342	[6]	772,600	29	222,980	58
1	If the requirement is already met, the value that was required at the later of: February 2014 (the date at which Share ownership started to be tested monthly) or the time the NEO met the ownership requirements. For Ms. Branco and Mr. Hounsell, the number represents the required Share ownership as percent of their base salary as of March 31, 2017. Ms. Branco has elected to receive a portion of her FY2017 STIP in DSUs under the Executive DSUP.
2	Calculated based on the number of Shares, DSUs and 50% of RSUs held as of March 31, 2017 and the average closing Share price during five trading days preceding March 31, 2017 ($20.15) in accordance with the Share Ownership Guidelines Policy.
3	Calculated based on the annual base salary as of March 31, 2017. For Mr. Colabatistto, the base salary was converted to Canadian dollars using March 31, 2017 exchange rate of $1.331.
4	Ms. Branco was promoted to the position of Vice President, Finance and CFO as of May 23, 2016.
5	Mr. Hounsell was hired as General Counsel, Chief Compliance officer and Corporate Secretary as of February 1, 2016.
6	The numbers disclosed for Ms. Branco and Mr. Hounsell are based on an average closing Share price during five trading days preceding March 31, 2017 ($20.15) in accordance with the Share Ownership Guidelines Policy. As such, the actual number of Shares to be held will be determined at the time when the Share ownership requirement is met.

The following table details the total value of all accumulated Common Shares, LTUs and RSUs of the President and CEO as of March 31, 2017. The table excludes PSUs and stock options as their ultimate value is uncertain.

Equity Instrument	Equity Subject to No Restrictions		Equity Subject to Time-Based Restrictions
	Number of Units[1] (#)	Total Value[2] ($)	Number of Units[3] (#)	Total Value[2] ($)
Common Shares	210,088	4,268,988	Nil	Nil
FY2004 LTUs	41,086	834,868	Nil	Nil
LTUs	204,384	4,153,083	17,473	355,051
RSUs	Nil	Nil	111,040	2,256,333
Total	455,558	9,256,939	128,513	2,611,384
1	Represents the number of all Common Shares held and all LTUs vested as of March 31, 2017.
2	The total value disclosed is calculated by multiplying the number of Shares/units by the closing price of the Common Shares on the TSX on March 31, 2017, which was $20.32.
3	Represents the number of LTUs that have not vested as of March 31, 2017 as they are subject to a time-vesting condition, specifically such LTUs vest 20% per year from the grant date.

Risk Mitigation

The HRC and the Board of CAE believe that executive compensation should be contingent on performance relative to pre-established targets and objectives. Also, management must achieve targets and objectives in a manner consistent with legal standards, as well as CAE’s ethical standards and internal policies. The HRC and the Board regularly review the Company’s compensation policies and practices to ensure that they do not encourage inappropriate risk-taking.	There are numerous risk management practices in place to ensure CAE compensation programs do not encourage inappropriate short-term risk-taking behaviours, but rather focus on long-term Shareholder value creation.

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Section 7 (continued)

Executive Compensation

The following characteristics of our compensation program in FY2017 were identified as having risk-mitigating effects:

•	Our mix of short, medium and longer-term compensation encourages CAE executives to take a balanced view and mitigates against excessive risk-taking or overly conservative behaviour.

•	Our emphasis on long-term performance: at target, only 19% to 20% of a NEO’s target total direct compensation is tied to short-term results (annual short term incentive award), while 48% to 60% is tied to long-term incentives (PSUs, options and RSUs). For the purpose of this paragraph, target total direct compensation is defined as the sum of base salary, target STIP and target LTIP.

•	Our cap on NEO annual short-term incentive awards is directly linked to, and determined by, overall corporate financial performance (as measured by the STIP financial targets) and individual performance, so the NEO cannot reap an excessive reward based only on his/her own performance against financial or other targets.

•	Threshold level of corporate performance and a cap on annual incentive awards provide that the annual short-term incentive award payout can be zero, if minimum threshold levels of corporate, business unit and individual performance are not met, and is capped at 200% where corporate, business unit and individual performance objectives are exceeded, to prevent excessive payouts and to act as a disincentive against excessive risk-taking. Specifically, for the annual short-term incentive award, the corporate performance multiplier is capped at 100% if the EPS target is not met.

•	Our clawback policy for executives provides that CAE may seek repayment of incentive compensation for years in which financial results are restated because of omission, fraud or intentional misconduct.

•	Our anti-hedging policy prohibits executives from purchasing or otherwise entering into financial instruments, including prepaid variable forward contracts, instruments for the short sale or sale of call or put options, equity swaps, collars, or units of exchangeable funds designed to hedge or offset a decrease in the market value of any CAE securities, including but not limited to DSUs they hold.

•	The President and CEO has agreed to, and the Vice President, Finance and CFO, and the Group Presidents must retain ownership or control over CAE Shares equivalent in value to 25% of the net profits from any option exercise until their retirement or termination. This reduces the risk of short-term maneuvers designed to temporarily lift the CAE Share price to the detriment of sustainable long-term results.

•	CAE’s Corporate Policies and Procedures preclude individual executives from acting unilaterally without approval in the case of material transactions identified in those policies.

•	Our Share Ownership Guidelines Policy for the NEOs to own multiples of their annual base salary in CAE Shares (see Section 7 – “Executive Compensation – Executive Share Ownership Requirements” above for details) discourages excessive short-term risk-taking given the executives’ exposure to the longer-term CAE Share price movements through both their direct ownership and the LTIP elements they hold.

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Section 7 (continued)

Executive Compensation

•	Optional deferral of the annual short-term incentive to the Executive DSUP further aligns the executives with the long-term interests of our Shareholders through additional exposure to the long-term CAE Share price movements.

•	Use of external compensation consultants ensures that the HRC gets an independent opinion on our executive compensation programs to validate the plans’ alignment with our pay-for-performance philosophy and market best practices.

After considering the overall compensation program and taking into account both its knowledge of the past performance of the CAE management team and the nature of CAE’s various businesses, the HRC is not aware of any risks arising from the CAE’s compensation policies and practices that would be reasonably likely to have a material adverse effect on CAE.

Determination of the NEOs’ Compensation in FY2017

Base salary

The salaries of the President and CEO and other NEOs are determined in accordance with CAE’s compensation philosophy and policy, and are reviewed and approved, in the case of the President and CEO, annually by the independent members of the Board of Directors. The HRC reviews benchmark data to ensure that the President and CEO’s and his direct reports’ total direct compensation (base salary, short-term and long-term incentives) is in line with CAE’s compensation philosophy.

In FY2017, Mr. Colabatistto, Group President, Defence and Security, was transferred to Washington, DC in the United States. This was to ensure CAE has an executive presence in Washington, DC given the importance of the US defence business to CAE. Mr. Colabatistto’s base salary as well as all his other compensation elements remained unchanged but were paid in US dollars following his transfer to Washington, DC. The information disclosed for him in the Summary Compensation Table is in Canadian dollars, as all amounts paid to him in the United States were converted using an exchange rate of $1.31.

Short-Term Incentive Plan – Corporate and individual performance

75% of short-term incentive awards for the President and CEO and other NEOs with corporate-wide responsibilities was based on the achievement of corporate performance metrics, namely EPS, Book-to-Sales Ratio, ROCE and Customer Satisfaction, as detailed under Section 7 – “Executive Compensation – Annual Short-Term Incentive Program”. As for Group Presidents, 45% of their short-term incentive awards was based on the achievement of corporate performance metrics as described above, and 30% on their respective business unit performance metrics, which were the same as the corporate performance metrics, except for EPS being replaced by Segment Operating Income and ROCE by cash flow before financing. Having every NEO’s annual incentive evaluated on the same performance metrics reinforces the team work amongst our executive team and motivates them to achieve widespread success for the whole organization.

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Section 7 (continued)

Executive Compensation

The table below illustrates the respective weights given to each FY2017 CAE corporate performance metric, as well as the actual results and related payout levels.

	Weighting	Threshold	Target	Maximum	Achieved		Payout Level
STIP Payout		0%	100%	200%
Earnings per Share[1]	50%	$0.79	$0.86	$0.93	$0.99	[2]	100%
Book-to-Sales Ratio	20%	0.99	1.04	1.09	1.18		40%
Return on Capital (ROCE)	20%	8.96%	9.60%	10.25%	11.60%	[2]	40%
Customer Satisfaction	10%	Various Customer Satisfaction Indices					14%
Weighted Average STIP Payout							194%
1	If the EPS target is not met, the corporate performance multiplier is capped at 100%.
2	Adjusted for certain elements as per plan provisions.

The business unit performance metrics for the Group Presidents consisted of stretch targets with respect to Segment Operating Income, Book-to-Sales Ratio, Cash Flow before Financing and Customer Satisfaction. Actual targets are not disclosed given the sensitive competitive nature of this information.

The Civil business unit exceeded three of the four targets with the remaining one being met at 100%, resulting in a 145% payout level. The Defence business unit exceeded all five targets, resulting in a 137% payout level.

The remaining 25% of the NEOs’ annual incentive is awarded based on them achieving their business unit or function pre-determined individual objectives. As with other performance measures, such achievement is translated into an individual multiplier that ranges from 0% to 200%. For FY2017, the individual performance multiplier for the President and CEO was 200% while the average multiplier for other NEOs was 180%. The HRC determined the President and CEO’s individual performance multiplier and reviewed and approved the President and CEO’s recommendations on the individual performance multiplier for his direct reports following a detailed discussion about corporate and individual performance (described in detail in the next section).

The table below sets out the STIP targets, maximums and actual payout levels for the NEOs earned for FY2017, expressed as a percentage of base salary:

Position	Target	Max	Actual Payout Level
President and CEO	100%	200%	196%
Vice President, Finance and CFO	65%	130%	122%
Group President, Defence & Security	65%	130%	112%
Group President, Civil Aviation Training Solutions	65%	130%	118%
General Counsel, Chief Compliance Officer and Corporate Secretary	45%	90%	85%

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Section 7 (continued)

Executive Compensation

Long-Term Incentive Plan

FY2017 LTIP Grants

The table below sets out the LTIP ranges and actual awards to the NEOs granted for FY2017, expressed as a percentage of salary.

Position	LTIP Range		Actual
	Minimum	Max	Grant
President and CEO	250%	350%	325%
Vice President, Finance and CFO	100%	250%	100%
Group President, Defence & Security	100%	250%	200%
Group President, Civil Aviation Training Solutions	100%	250%	180%
General Counsel, Chief Compliance Officer and Corporate Secretary	40%	150%	100%

FY2014 Performance-RSU Payouts

As per the terms of the FY2010 RSUP, the HRC reviewed CAE’s performance against the set threshold and target levels and approved the following results for performance-RSUs granted in FY2014:

Vesting Weighting	Tranche Vesting	CAE TSR FY1	YTD Relative Positioning	Resulting Vesting
1/6	1st Tranche FY2014	48.7%	56p	110%
1/6	2nd Tranche FY2015	2.7%	32p	62%
1/6	3rd Tranche FY2016	3.6%	78p	150%
1/2	3-Year Period	59.2%	63p	124%
	OVERALL VESTING FOR FY2014 RSU GRANTS			116%
1	Reflecting the impact of dividends paid.

The performance-RSUs were paid out in May 2016. The final cash payout was based on the average fair market value of the Common Shares on the TSX for the 20 trading days preceding the final vesting date of the grant, which was May 21, 2016. The actual amounts paid to each eligible NEO in FY2017 are disclosed in the table “Incentive Plan Awards – Value Vested or Earned During the Year”. Such information was also disclosed in our 2016 management proxy circular as the performance criteria had been met on the date of such circular. Since then, the Company has changed its disclosure methodology and starting this year, it will only disclose the value vested during the year for which the circular is prepared, in accordance with securities regulations.

No further grants are outstanding under the FY2010 RSUP.

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Section 7 (continued)

Executive Compensation

President and CEO – FY2017 Accomplishments

Main targets and objectives for FY2017 and related results of Marc Parent, the President and CEO, are set out below:

1.	Improve investment returns
•	Significantly exceeded the planned EPS performance.
•	Delivered annual revenue of $2.7 billion, an increase of 8% from FY2016.
•	Achieved strong Order Intake in both Civil and Defence business units, resulting in Book-to-Sales ratio of 1.18.
•	Delivered higher utilization of the Civil training network.
•	Continued strong cash generation, with a reduction in the Net Debt to Capital ratio to 26.5%.

2.	Become the recognized global training partner of choice and grow training market share
•	Launched process initiatives to make CAE training experience consistent and recognizable across all customer touchpoints.
•	Four major Training Systems Integrator (TSI) contract wins in Defence business.
•	Successfully executed partnership agreements with two airlines and two non-airline customers.
•	Successfully integrated Lockheed Martin Commercial Flight Training operations into CAE.
•	U.S. Army Fixed Wing TSI built and executed under budget and ahead of schedule.

3.	Continue to innovate higher-value products and services
•	Launched validation phase for objective assessment training system with launch customers.
•	New mission Flight Training Device developed and will be deployed in FY2018.

4.	Protect our legacy position
•	Concluded the process improvement program initiative with target cost reductions realized in FY2017.
•	Conducted a bottom-up analysis of enterprise risks and introduced CAE’s first risk charter.
•	Achieved an effective transition of CFO based on feedback from external and internal stakeholders.
•	Achieved zero major accidents and 26% reduction in injury frequency rate and 21% reduction in days lost rate.

5.	Align and engage our people towards the achievement of our vision
•	Launched Cultural Evolution Initiative, which, together with continued employee engagement activities, resulted in a 9% improvement in overall CAE engagement score.
•	Engaged global leadership to define CAE’s values.
•	Successfully executed succession plans at the business unit leadership level by upgrading the strength and organization of the Defence leadership team.
•	Implemented executive management committee governance to track the progress of Leadership & Development program and increased the focus on women in the program.

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Section 7 (continued)

Executive Compensation

The Board reviewed Mr. Parent’s achievements against each of these objectives in detail, and considered he had exceeded most of his objectives, as noted above. Thus, for FY2017, Mr. Parent received a short-term incentive award of $1,818,540 based on the corporate financial performance against the STIP financial objectives and his other accomplishments. The level of achievement was 194% against the short-term incentive plan performance targets, which comprise 75% of his STIP. The Board awarded Mr. Parent a 200% achievement rate on his personal KPIs, which comprise the remaining 25% of his STIP. Thus, his aggregate annual incentive payment represented 196% of his target bonus.

Other NEOs – FY2017 Accomplishments

As previously discussed, this section paints a portrait of the major achievements of each NEO for FY2017. These were the main key performance indicators (KPIs) in determining the individual performance multiplier applicable to their annual incentive awards.

Sonya Branco Vice President, Finance and Chief Financial Officer	•	Made an effective transition into the role of CFO; maintained effective internal control process across the Company.
	•	Effectively managed the change to delivery-method accounting to the market.
	•	Significantly contributed to our strong ROCE performance through effective governance of capital expenditures and rigorous cash management; strong financial management resulted in a Net Debt to Capital ratio of 26.5%.
	•	Effectively managed the financial integration of Lockheed Martin Commercial Flight Training operations, ensuring proper management of projects and re-structuring and integration costs associated with the acquisition.
	•	Established effective financing options for key training partnerships and program launches.
	•	Strengthened governance related to cyber security, including monthly IT Security briefings to the executive team and executing the cyber security technology roadmap.

Gene Colabatistto Group President, Defence & Security	•	Met or exceeded the financial plan, with a strong Order Intake at $1.38 billion, up 40% year-over-year.
	•	Completed record setting level of bids and proposals with a high win rate.
	•	Successfully managed program performance with zero challenged programs.
	•	The US Army Fixed Wing training initiative was operational ahead of schedule.
	•	Further established CAE as a global Training Systems Integrator with other significant wins including UAE Naval Training Centre and the UAE Air Force Predator training contracts.
	•	Successfully executed succession plan at the business unit leadership level by upgrading the strength and organization of the Defence leadership team.

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Executive Compensation

Nick Leontidis Group President, Civil Aviation Training Solutions	•	In the face of a challenging competitor landscape, delivered superior financial performance, exceeding plan:
○ Revenue growth of 9%, SOI growth of 15% and improvement in ROCE year-over-year
○ Increased simulator training network utilization by 7% (from 71% in FY2016 to 76% in FY2017)
○ Sale of 50 full flight simulators and a book-to-sales ratio of 1.09
	•	Achieved strategically significant training partnerships.
	•	Led the successful integration of the Lockheed Martin Commercial Flight Training acquisition.
	•	Launched several key initiatives to further solidify CAE as the Recognized Global Training Partner of Choice.
	•	Successfully concluded the process improvement program initiative and the establishment of the Product Management organization.

Mark Hounsell General Counsel, Chief Compliance Officer and Corporate Secretary	•	Supported and helped close numerous deals and contracts in Civil, Defence and Healthcare business units.
	•	Played a leadership role in the acquisition and integration of Lockheed Martin Commercial Flight Training, as well as in other M&A and joint venture related activities.
	•	Launched phase 2 of the Export Control Reform project; continued to raise awareness of export control policies and procedures through training and communication.
	•	Further strengthened compliance with anti-corruption policies.
	•	Restructured the Legal team to provide better support regionally.

Not all details of the NEO targets have been disclosed due to the potential competitive prejudice to CAE of doing so. The NEOs’ performance against their objectives was reviewed by the HRC after the end of FY2017, in addition to having been reviewed by the President and CEO during the fiscal year.

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Section 7 (continued)

Executive Compensation

Shareholder Return Performance Graph

The following graph compares the cumulative Shareholder return of the Common Shares with the cumulative returns of each of the S&P/TSX Composite Index and the S&P Aerospace & Defence Index for a five-year period commencing March 31, 20121.

Comparison of Five-year Cumulative Total Return of CAE Inc. vs.

S&P/TSX Composite Index and S&P Aerospace & Defence Index

	2012	2013	2014	2015	2016	2017
CAE Inc.	$100	$99	$147	$153	$158	$218
S&P/TSX Composite Index	$100	$106	$123	$132	$123	$146
S&P Aerospace & Defense Index	$100	$116	$170	$197	$177	$228
1	$100 invested in Common Shares traded on the TSX on March 31, 2012. Values are as at the last trading date during the month of March in the specified years and from the S&P/TSX Composite Total Return Index and S&P Aerospace & Defence Total Return Index, which assume dividend reinvestment.

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Executive Compensation

Pay for Performance Linkage

The following chart compares the evolution of the CAE’s total Shareholder return with the evolution of executive compensation (as disclosed in the Summary Compensation Table) for both the President and CEO and the other Named Executive Officers. The total Shareholder return assumes $100 invested in Common Shares traded on the Toronto Stock Exchange on March 31, 2012. Values are as at the last trading date during the month of March in the specified years, including the reinvestment of dividends.

Change in President and CEO and Average NEO Compensation vs. Total Shareholder Return

Notes:

1.	In FY2012, the former CFO’s compensation was included up to May 26, 2011, excluding his termination benefits.
2.	In FY2013, the former Group President, Military, Simulation Products, Training and Services’ compensation was included up to September 28, 2012, excluding his 3 additional years of service credited in the Supplemental Pension Plan.
3.	In FY2017, the former CFO’s compensation was included up to his resignation from the Company on May 30, 2016.

The President and CEO’s and the NEO’s total compensation is not specifically based on the performance of CAE’s Common Shares on the TSX, but rather on the overall Company financial and operational performance.

In general, the trend in the President and CEO’s total compensation follows the trend in the CAE’s total Shareholder return. The performance graph shows a flat CAE’s total Shareholder return during FY2012 and FY2013, followed by a steady year-over-year increase during FY2014, FY2015, and FY2016. In FY2017, the increase is accelerated by an outstanding Company performance and related Share price appreciation and total Shareholder return growth. A similar trend can also be observed in the President and CEO’s total compensation, which decreased in FY2013 and then increased in the subsequent years. In FY2017, the President and CEO’s compensation reflected the CAE’s growth in EPS, record revenue and backlog results, with the STIP achieved at 194%. With regards to other NEOs, the

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Section 7 (continued)

Executive Compensation

trend in their average compensation was impacted by changes in the positions of Group Presidents in FY2013 and FY2014, respectively. The new incumbents were hired or promoted at lower compensation levels compared to their predecessors given they were new in their roles. This contributed to the average non-CEO NEO compensation being relatively unchanged from FY2013 to FY2016. In FY2017, the average NEO compensation slightly increased as a result of the outstanding Company performance and related STIP payouts. The increase in FY2017 was also partially due to the transfer of Mr. Colabatistto to the U.S. and related conversion of his compensation from U.S. dollars to Canadian dollars. Such increase was however slightly mitigated by a change in CFO, with Ms. Branco’s compensation being lower compared to her predecessor considering she was new in the role.

In Section 7 – “Executive Compensation – Pay for Performance Relative to Comparator Group” there is a more robust comparison of the President and CEO’s compensation, both declared and realizable, with our comparator group and relative financial performance.

Pay for Performance Linkage	FY2017	FY2016	FY2015
Market Capitalization (as of March 31)	$5.454 billion	$4.050 billion	$3.945 billion
Return on equity	12.9%	12.3%	13.2%
Total Shareholders average return – three-year compounded annual growth rate	7.2%	6.9%	12.4%
Diluted earnings per share from continuing operations	$0.93	$0.89	$0.76
Diluted earnings per share excluding specific items[1]	$1.03	$0.86	$0.76
1	Non-GAAP measure calculated by excluding the effect per Share of restructuring costs and one-time tax items from the diluted earnings per Share from continuing operations attributable to equity holders of the Company.

Given the value and conditions related to the long-term incentive awards, it takes time to determine the effectiveness of our pay-for-performance approach and the alignment between the NEOs’ compensation and the Shareholders’ return. The following table compares for each year the NEOs’ total compensation, as presented for the past 5 years (or lesser period as an executive with CAE), to

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Section 7 (continued)

Executive Compensation

the actual value realized over time, except for Mr. Lefebvre who resigned from the Company on May 30, 2016.

Name and Principal Position	Year	Disclosed Compensation Less Pension Value[1] ($)	Actual Realized Compensation[2] ($)
			at March 31, 2017
M. Parent	2017	5,937,841	2,906,125
President and Chief	2016	5,005,577	7,957,551
Executive Officer	2015	4,419,854	5,207,338
	2014	3,962,819	7,136,101
	2013	1,856,373	1,610,990
	Total	21,182,464	24,818,105
S. Branco	2017	1,110,905	784,640
Vice President, Finance and	2016	458,259	414,512
Chief Financial Officer	2015	547,335	428,676
	Total	2,116,499	1,627,828
G. Colabatistto	2017	2,647,407	1,729,159
Group President, Defence	2016	1,840,079	1,070,300
and Security	2015	1,660,048	922,211
	2014	1,514,632	1,456,109
	2013	1,242,859	1,254,399
	Total	8,905,025	6,432,178
N. Leontidis	2017	1,873,988	1,284,667
Group President, Civil Aviation	2016	1,548,314	1,333,759
Training Solutions	2015	1,521,480	948,501
	2014	1,631,849	1,998,284
	2013	917,891	772,654
	Total	7,493,522	6,337,865
M. Hounsell	2017	1,148,906	761,228
General Counsel, Chief Compliance Officer and Corporate Secretary	2016	575,377	210,877
	Total	1,724,283	972,105
1	Sum of base salary, annual STIP paid, all other compensation, and the grant value of share-based and option-based awards during the fiscal year as disclosed in the Circular.
2	Sum of base salary, annual STIP paid, all other compensation, the payout value of RSUs/performance RSUs and the current market value of the vested DSUs associated with the grant awarded for that fiscal year, and the option gain from any option exercise during the period.

Pay for Performance Relative to Comparator Group

To ensure alignment between pay and performance, the HRC reviews the competitiveness of CAE President and CEO’s compensation in the context of the Company’s relative performance across several key financial metrics. The chart below provides a comparison of the three-year President and CEO’s compensation and CAE’s three-year performance relative to CAE’s comparator group (as measured on an “as reported” basis and on a realizable basis).

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Section 7 (continued)

Executive Compensation

The chart below depicts the following:

1.	The percentile rank of CAE’s relative performance on the following metrics (measured over the last three fiscal years against the comparator group):

•	Earnings per Share (EPS) growth;

•	Total Shareholder Return (TSR);

•	Average Return on Capital Employed (ROCE);

•	Average Operating Margin; and

•	Overall performance – based on the weighted performance of each of these four metrics with weightings of 35%, 35%, 15% and 15% respectively.

2.	The percentile rank of CAE on declared and realizable President and CEO compensation over the past three fiscal years as defined below.

Three-year Declared Compensation = Total compensation for a three-year period as reported in the summary compensation table, excluding the pension value.

Three-year Realizable Compensation = Cash compensation plus the market value of equity awards granted over the past three years. It is equal to the sum of salary, the annual incentive paid, long-term incentives and all other compensation excluding the pension value. Long-term incentive values are based on the following:

•	For time-vested equity: Value of all time-vested awards granted (share units and options) during the measurement period of three years valued at the closing price on the last day of the measurement period.

•	For performance-based equity: Value of all performance-based awards (regardless of the date it was granted) for which the final performance result was established during the measurement period, i.e. it is the value of performance-based awards earned based on the final performance results achieved during the measurement period of three years, and valued at the closing price on the last day of the measurement period.

Note: President and CEO compensation for the US and Canadian companies was compared at par.

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Executive Compensation

Pay-for-Performance FY2015-2017

CAE’s Percentile in Peer Group

The chart above shows that overall Company performance for the three-year period of FY2015 to FY2017, as defined by the EPS growth, TSR, average ROCE and average operating margin, compared to the performance of our peers during the same period was ranked at the 73rd percentile of the whole group. When comparing the three-year realizable compensation of the CAE President and CEO for the same period, it was aligned with the overall Company performance by being at the

70th percentile when compared to the realizable compensation of CEOs of companies in the CAE comparator group.

The overall Company performance for the three-year period of FY2015 to FY2017 compared to CAE peers was almost at the top quartile, while the President and CEO’s realizable compensation for the same period followed the overall Company performance by being ranked at the 70th percentile. The declared President and CEO’s compensation was slightly above the median of the peer group.

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Section 7 (continued)

Executive Compensation

Compensation of Our Named Executive Officers

Summary Compensation Table

The first of the following tables provides a summary of compensation earned during the last three fiscal years ended March 31 by the President and Chief Executive Officer, the current Vice President, Finance and Chief Financial Officer as well as the former Chief Financial Officer, and by the three most highly compensated policy-making executives who served as executive officers of CAE or its subsidiaries as at March 31, 2017 (collectively, “Named Executive Officers” or “NEOs”).

In FY2017, Mr. Colabatistto, Group President, Defence and Security, was transferred to Washington, DC in the United States. The information disclosed for him in the table below is in Canadian dollars, as all amounts paid to him in the United States were converted to Canadian dollars using an exchange rate of $1.31.

Name And Principal Position					Non - Equity Incentive Plan Compensation

	Year	Salary	Share- Based Awards[1]	Option- Based Awards[2]	Annual Incentive Plan[3]	Long-Term Incentive Plan	Pension Value[4]	All Other Compen- sation[5]	Total Compen- sation
		$	$	$	$	$	$	$	$
Marc Parent	2017	924,233	2,116,296	915,420	1,818,540	0	563,000	163,352	6,500,841
President and Chief	2016	888,667	2,034,816	640,614	1,292,408	0	604,000	149,072	5,609,577
Executive Officer	2015	860,000	1,806,112	691,600	913,750	0	293,000	148,392	4,712,854

Sonya Branco[6]	2017	325,000	227,715	98,550	397,150	0	565,000	62,490	1,675,905
Vice President, Finance and	2016	230,884	62,982	19,864	96,353	0	106,000	48,176	564,259
Chief Financial Officer	2015	221,813	110,097	42,120	125,396	0	80,000	47,909	627,335

Gene Colabatistto[7]	2017	556,287	640,994	277,254	635,373	0	473,000	537,499	3,120,407
Group President, Defence	2016	437,283	585,464	184,315	357,224	0	254,000	275,793	2,094,079
& Security	2015	420,167	533,477	204,360	266,140	0	206,000	235,904	1,866,048

Nick Leontidis	2017	436,467	552,815	239,148	516,013	0	222,000	129,545	2,095,988
Group President, Civil	2016	423,733	536,713	169,035	304,101	0	222,000	114,732	1,770,314
Aviation Training Solutions	2015	409,500	578,777	221,780	190,112	0	261,000	121,311	1,782,480

Mark Hounsell[8]	2017	384,417	270,513	117,165	326,810	0	172,000	50,001	1,320,906
General Counsel, Chief	2016	62,500	193,500	171,000	32,265	0	14,000	116,112	589,377
Compliance Officer and Corporate Secretary

Stéphane Lefebvre[9]	2017	68,542	0	0	0	0	37,000	20,222	125,764
Former Chief Financial	2016	415,076	558,817	175,911	360,360	0	278,000	85,144	1,873,308
Officer	2015	395,000	532,158	203,840	337,250	0	256,000	66,240	1,790,488
1

Represents the value of Share-based awards granted under the RSUP and the PSUP. The value disclosed for the RSUs and PSUs represents the award date value calculated by multiplying the number of RSUs and PSUs awarded at target (100%) by CAE’s weighted average Share price during the five trading days immediately preceding the grant date ($14.66 for units awarded in FY2015, $15.14 for units awarded in May 2015 (FY2016), $15.00 for units awarded in March 2016 (FY2016), and $16.15 for units awarded in FY2017). Such value differs from the accounting grant date fair value determined in accordance with IFRS2, Share-based Payments, as the accounting fair value is assessed with the Share price on the date of the award (rather than on an average price). The accounting grant date fair value would be as follows if using the Common Share closing price on the TSX on the respective grant date ($14.87 on May 21, 2014, $14.85 on May 29, 2015, $15.03 on March 16, 2016, and $16.39 on May 31, 2016): Mr. Parent: $1,831,984 in FY2015 (a difference of $25,872), $1,995,840 in FY2016 (a negative difference of $38,976), and $2,147,746 in

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Executive Compensation

FY2017 (a difference of $31,450); Ms. Branco $111,674 in FY2015 (a difference of $1,577), $61,776 in FY2016 (a negative difference of $1,206) and $231,099 in FY2017 (a difference of $3,384); Mr. Colabatistto: $541,119 in FY2015 (a difference of $7,642), $574,250 in FY2016 (a negative difference $11,214) and $650,520 in FY2017 (a difference of $9,526); Mr. Leontidis: $587,068 in FY2015 (a difference of $8,291), $526,433 in FY2016 (a negative difference of $10,280) and $561,030 in FY2017 (a difference of $8,215); Mr. Hounsell: $193,887 in FY2016 (a difference of $387) and $274,533 in FY2017 (a difference of $4,020); and for Mr. Lefebvre: $539,781 in FY2015 (a difference of $7,623) and $548,114 in FY2016 (a negative difference of $10,703). Note that the actual value paid, if any, will differ.
2	Represents the value of option-based awards granted under the ESOP and determined based on the grant date fair value of the award in accordance with IFRS2. Note that actual value received, if any, will differ. The value of each option is determined using the Black-Scholes model with the following assumptions:

	FY2017	FY2016 - March	FY2016 - May	FY2015
Dividend yield	1.83%	2.00%	1.89%	1.61%
Expected volatility	19.66%	19.84%	20.12%	22.03%
Risk-free interest rate	0.75%	0.70%	0.85%	1.47%
Expected option term	4	4	4	4
Black-Scholes Value	13.56%	12.67%	12.62%	17.74%
3	Represents the STIP payout earned in each fiscal year and paid in the first quarter of the following year (see Section 7 – “Short-Term Incentive Plan – Corporate and Individual performance” for details). Ms. Branco has elected to defer a portion of her FY2017 STIP payout to the Executive DSUP. For Mr. Lefebvre and Ms. Branco, the amounts shown in FY2015 include special bonuses of $100,000 and $70,000, respectively, for their contribution during a strategic initiative.
4	The pension value shown corresponds to the compensatory value reported in the Defined Benefit Plan Table and includes the service cost and the impact of the increase in earnings in excess of actuarial assumptions.
5	All other compensation in FY2017 comprises other benefit expenses and allowances paid by CAE as follows:

	Automobile Expenses	Health & Insurance Benefits	Other Perquisites		Relocation/ Cost of Living Allocation	Employer ESPP Contributions	Dividend Equivalents	Total
M. Parent	23,193	20,233	10,224		–	27,727	81,975	163,352
S. Branco	27,268	10,446	12,896		–	9,750	2,130	62,490
G. Colabatistto	19,310	27,265	194,788	[a]	262,275	16,308	17,553	537,499
N. Leontidis	25,148	16,797	9,323		–	13,094	65,183	129,545
M. Hounsell	11,464	14,639	12,365		–	11,533	–	50,001
S. Lefebvre	9,336	3,969	4,861		–	2,056	–	20,222
a	For Mr. Colabatistto, other perquisites include a perquisite allowance of $9,624 and a tax equalization payment (and associated gross up) of $185,164 resulting from his relocation from the United States to Canada when he joined CAE.
6	Ms. Branco was promoted to the position of Vice President, Finance and Chief Financial Officer as of May 23, 2016.
7	Mr. Colabatistto was transferred to the United States as of June 27, 2016. Amounts paid in US dollars have been converted to Canadian dollars using a conversion rate of $1.31, same as used in the FY2017 MD&A and financial statements.
8	Mr. Hounsell was hired as General Counsel, Chief Compliance Officer and Corporate Secretary as of February 1, 2016. The amount shown for FY2016 for Mr. Hounsell under Other Compensation includes a special bonus of $113,120 to compensate for the annual bonus amount that he forfeited from his past employer.
9	Mr. Lefebvre resigned as of May 30, 2016.

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Section 7 (continued)

Executive Compensation

Incentive Plan Awards

The following tables provide information relating to each option-based awards and Share-based awards outstanding as at March 31, 2017 for each NEO, as well as the value vested or earned during FY2017 in respect of such incentive plan awards.

Share and option based awards granted in FY2017

The following table details the awards made under CAE’s Share and option based plans for the NEOs in FY2017, except for Mr. Lefebvre who resigned from the Company on May 30, 2016 and as such received no Share-based or option awards in FY2017.

Name	Award Type		Award Date	Number of Securities, units or Other Rights	Payout or Expiration Date	Grant Price[4]
M. Parent	RSU	[1]	31/05/2016	37,440	31/05/2019	$16.15
	PSU	[2]	31/05/2016	93,600	31/05/2019	$16.15
	Stock Option	[3]	31/05/2016	418,000	30/05/2023	$16.15
S. Branco	RSU	[1]	31/05/2016	4,030	31/05/2019	$16.15
	PSU	[2]	31/05/2016	10,070	31/05/2019	$16.15
	Stock Option	[3]	31/05/2016	45,000	30/05/2023	$16.15
G. Colabatistto	RSU	[1]	31/05/2016	11,340	31/05/2019	$16.15
	PSU	[2]	31/05/2016	28,350	31/05/2019	$16.15
	Stock Option	[3]	31/05/2016	126,600	30/05/2023	$16.15
N. Leontidis	RSU	[1]	31/05/2016	9,780	31/05/2019	$16.15
	PSU	[2]	31/05/2016	24,450	31/05/2019	$16.15
	Stock Option	[3]	31/05/2016	109,200	30/05/2023	$16.15
M. Hounsell	RSU	[1]	31/05/2016	4,790	31/05/2019	$16.15
	PSU	[2]	31/05/2016	11,960	31/05/2019	$16.15
	Stock Option	[3]	31/05/2016	53,500	30/05/2023	$16.15
1	RSU awards under the RSUP (see Section 7 – “Compensation Discussion & Analysis” for details). Under this plan, 100% of the granted units will vest in May 2019, subject to the participant’s continued employment with CAE. Vested RSUs will be paid based on the average Common Share price on the TSX during the 20 trading days preceding the final vesting date of the grant.
2	PSU awards under the PSUP (see Section 7 – “Compensation Discussion & Analysis” for details). Under this plan, the granted units may vest in May 2019, subject to CAE’s EPS performance and the EPS payout grid approved by the HRC and the participant’s continued employment with CAE. Depending on the EPS performance each year during the performance period, the target rate of granted units will be multiplied by a factor ranging from 0% to 200%. Vested PSUs will be paid based on the average Share price on the TSX during the 20 trading days preceding the final vesting date of the grant.
3	Stock options awards under the ESOP (see Section 7 – “Compensation Discussion & Analysis” for details). Under this plan options are granted with an exercise price equal to the weighted average price per Common Share on the TSX on the five trading days immediately preceding the grant date (if the grant date falls within a blackout period or within five trading days following the end of the blackout period, the date of grant shall be presumed to be the sixth trading day following the end of such blackout period). At each of the first four anniversaries of the grant, 25% of the award vests and becomes exercisable.
4	The grant price on grant date is equal to the weighted average price of the Common Shares on the TSX on the five trading days immediately preceding the grant date, (if the grant date falls within a blackout period or within five trading days following the end of the blackout period, the date of grant shall be presumed to be the sixth trading day following the end of such blackout period).

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Section 7 (continued)

Executive Compensation

Outstanding share-based awards and option-based awards

The following table details the outstanding awards under the CAE’s share and option based plans for the NEOs.

			Option-Based Awards		Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price[1]	Option Expiration Date	Value of Unexercised In- the-Money Options[2]	Number of Shares or Units of Shares that have not Vested[3]	Market or Payout value of Share- based Awards that have not Vested[4]	Market or Payout Value of Vested Share-Based Awards not Paid Out or Distributed[5]
	#	$		$	#	$	$
M. Parent	418,000	16.15	30/05/2023	1,743,060
	335,400	15.14	28/05/2022	1,737,372
	266,000	14.66	20/05/2021	1,505,560
	337,600	11.02	20/05/2020	3,139,680
Total				8,125,672	406,113	10,040,376	4,987,954
S. Branco	45,000	16.15	30/05/2023	187,650
	10,400	15.14	28/05/2022	53,872
	16,200	14.66	20/05/2021	91,692
	11,100	11.02	20/05/2020	103,230
	2,875	10.20	27/05/2019	29,095
Total				465,539	27,327	664,200	107,184
G. Colabatistto	126,600	16.15	30/05/2023	527,922
	96,500	15.14	28/05/2022	499,870
	78,600	14.66	20/05/2021	444,876
	110,100	11.02	20/05/2020	1,023,930
	119,600	10.04	03/06/2019	1,229,488
Total				3,726,086	128,860	3,146,552	857,335
N. Leontidis	109,200	16.15	30/05/2023	455,364
	88,500	15.14	28/05/2022	458,430
	85,300	14.66	20/05/2021	482,798
	32,300	10.77	05/06/2020	308,465
	20,625	11.02	20/05/2020	191,813
Total				1,896,870	119,094	2,993,014	4,046,675
M. Hounsell	53,500	16.15	30/05/2023	223,095
	90,000	15.00	15/03/2023	478,800
Total				701,895	29,650	602,488	Nil
S. Lefebvre[6]				Nil	Nil	Nil	Nil
1	Pursuant to the terms of the plan, options under the ESOP were granted with an exercise price equal to the weighted average price of the Common Shares on the TSX on the five trading days immediately preceding the grant date (if the grant date falls within a black out period or within five trading days following the end of a black out period, the date of grant shall be presumed to be the sixth trading day following the end of such black-out period).
2	Options are in-the-money if the market value of the Common Shares covered by the options is greater than the option exercise price. The value shown is equal to the excess, if any, of the Common Share closing price on the TSX on March 31, 2017 ($20.32) over the option’s exercise price. The actual value realized will be based on the actual in-the-money value upon exercise of the options, if any. The options vest at 25% per year commencing one year after the grant date.
3	Represents the aggregate number of units that have not met all performance or employment conditions for payment.
4	Payout value is established based on the expected payout as per the performance targets achieved as of March 31, 2017 for PSUs and based on the Common Share closing price on March 31, 2017 ($20.32) for LTUs, and for RSUs and PSUs payable in May 2017, May 2018 and May 2019.
5	Represents the portion of units under the LTUP that are vested at the end of the fiscal year and for which payment is deferred to the termination of employment.
6	All outstanding stock options and all unvested share-based awards for Mr. Lefebvre were canceled as of May 30, 2016, the date of his resignation.

CAE INC.| 2017| Management Proxy Circular    75

Section 7 (continued)

Executive Compensation

Incentive plan awards – value vested or earned during the year

The following table shows the value that was vested or earned by the Named Executive Officers during FY2017 in respect of incentive plans.

Name	Option-Based Awards-Value Vested During the Year[1]	Share-based Awards-Value Vested During the Year[2]	Non-Equity Incentive Plan Compensation-Value Earned During the Year[3]
	$	$	$
M. Parent	616,750	1,578,121	1,818,540
S. Branco	54,277	112,122	397,150
G. Colabatistto	385,646	652,925	635,373
N. Leontidis	347,696	772,842	516,013
M. Hounsell	105,750	Nil	326,810
S. Lefebvre	309,873	589,834	Nil
1	This represents the value of potential gains from options that vested during FY2017. These generally include the portion of the options that were awarded in the last four fiscal years that vested in the year. The potential gains are calculated as the excess, if any, of the closing price of Common Shares on the TSX on each of the option vesting dates in FY2017 over the exercise price. The actual value realized, if any, will differ and will be based on the Common Share price on the actual exercise date.
2	The value of Share units that vested during FY2017 include: (i) the portion of units under the LTUP that were awarded in the last five fiscal years that vested during the year, based on the closing price of Common Shares on each of the respective vesting dates, for which payment is deferred to the termination of employment; (ii) the performance RSUs that vested on May 21, 2016 based on the average closing price of Common Shares on the 20 trading days preceding the vesting date on May 21, 2016. The 2016 performance RSU were also disclosed in the FY2016 management proxy circular using the price as of March 31, 2016 as the performance criteria had been met on the date of such circular, although the vesting date occurred in FY2017. Since then, the Company has changed its disclosure methodology and starting this year, we will only disclose the value vested during the year for which the circular is prepared, in accordance with securities regulations. The actual amounts paid to each eligible NEO were: $1,438,336 for Mr. Parent, $94,626 for Ms. Branco, $469,059 for Mr. Colabatistto, $646,025 for Mr. Leontidis, and $476,133 for Mr. Lefebvre. Mr. Hounsell did not benefit from this grant. None of the other PSUs or RSUs have vested as of March 31, 2017.
3	This represents the value paid to the NEOs under the short-term incentive plan for FY2017 year (see Section 7 – “Short-Term Incentive Plan – Corporate and Individual performance” for details).

Pension Arrangements

The NEOs and key executives are members of the Designated Pension Plan and the Supplementary Pension Plan. The amounts payable under these arrangements are based on “average annual earnings” which are calculated on the basis of the 60 highest-paid consecutive months of base salary and short-term incentives.

The Supplementary Pension Plan provides a pension benefit upon normal retirement at age 65 so that the total pensions payable under CAE’s pension arrangements will result in an annual pension equal to 2% of average annual earnings (being the five-year top average salary and actual short-term incentive compensation for non-CEO NEOs for each year of pensionable service, assuming no limitation on the amount paid from a registered pension plan imposed by Canadian tax legislation). The President and CEO’s short-term incentive compensation used for the purpose of determining his average annual earnings is the target bonus. His maximum annual pension benefit is limited to one million fifty thousand dollars ($1,050,000). Executives may retire from the Company from age 60 with full pension entitlement. An executive is considered as having retired for the purposes of the Supplementary Pension Plan if, at the time of termination of employment with CAE, he/she is at least age 55 with a minimum of 5 years of participation in the Supplementary Pension Plan. The benefits listed in the table below are not subject to deduction for social security or other offset amounts such as Canada Pension Plan or Québec Pension Plan amounts.

76    CAE INC.| 2017| Management Proxy Circular

Section 7 (continued)

Executive Compensation

Following Mr. Colabatistto transfer to the United States, it was agreed that he will continue to accrue Supplementary Pension Plan benefits.

Pensions payable under the Supplementary Pension Plan are paid directly by CAE. CAE is obligated to fund or provide security to ensure payments under the Supplementary Pension Plan upon retirement of the executive. CAE has elected to provide security by obtaining for retired executives letters of credit for a trust fund established for those executives who have retired. CAE has secured certain NEO’s and key executives’ pension benefits by a letter of credit for a trust fund established for the executives

•   Pensions payable under the Supplementary Pension Plan are conditional upon compliance with non-competition and non-solicitation clauses.

•   No extra years of service are generally granted under the pension plans.

CAE does not generally grant extra years of credited service under its pension plans. Receipt of pension benefits under the Supplementary Pension Plan is conditional upon the compliance with non-competition and non-solicitation clauses.

Defined benefit plan table

The following table sets forth the credited years of pensionable service and the present value of the NEOs’ accumulated benefits as at March 31, 2017 under the Designated Pension Plan and the Supplementary Pension Plan in connection with retirement.

		Annual Benefits Payable
Name	Number of years of credited service	At March 31, 2017	At age 65	Accrued obligation at start of the year	Compensatory change[1]	Non- compensatory change[2]	Accrued obligation at year-end[3]
	#	$	$	$	$	$	$
M. Parent	12.17	381,000	776,000	7,064,000	563,000	288,000	7,915,000
S. Branco	8.25	40,000	229,000	487,000	565,000	199,000	1,251,000
G. Colabatistto	4.83	64,000	271,000	916,000	473,000	154,000	1,543,000
N. Leontidis	17.00	197,000	391,000	3,805,000	222,000	227,000	4,254,000
M. Hounsell	1.08	12,000	200,000	14,000	172,000	34,000	220,000
S. Lefebvre[4]	11.17	98,318	98,318	2,425,000	37,000	(1,465,000)	997,000
1	The change in benefit obligation that is compensatory includes the service cost and the increase in earnings in excess or below what was assumed. The service cost is the estimated value of the benefits accrued during the calendar year.
2	The change in benefit obligation that is not compensatory includes interest cost, change in assumptions, and gains and losses other than for a difference in earnings and the decrease in the discount rate used to value the pension plans which increases the accrued obligation.
3	The present values of the accumulated benefits reported in the above table are calculated in accordance with the assumptions used for financial reporting purposes. See Note 14 to CAE’s consolidated financial statements for the fiscal year ended March 31, 2017. The total present value of accumulated benefits in our financial statements is calculated in accordance with IFRS.
4	Mr. Lefebvre resigned on May 30, 2016. The value of his registered pension plan ($543,343) was transferred to him in November 2016 and is excluded from the benefit payable as at March 31, 2017 and from the accrued benefit obligation at year-end. He is entitled to a deferred annuity of $98,318 payable at age 65 from the Supplementary Pension Plan.

For additional information about the Designated Pension Plan and the Supplementary Pension Plan, see Section 7 – “Executive Compensation – Termination and Change of Control Benefits” below.

CAE INC.| 2017| Management Proxy Circular    77

Section 7 (continued)

Executive Compensation

Termination and Change of Control Benefits

Payment entitlements upon termination

The various compensation plans applicable to the NEOs also contain different provisions that apply upon termination of employment or change of control of CAE. CAE does not have a formal policy for providing severance payment in the case of termination of employment but may provide severance payments and benefits as required by law.

CAE has nevertheless entered into employment agreements with Messrs. Parent, Colabatistto and Hounsell that provide for the payment of severance amounts and certain other benefits in the event of involuntary termination other than for cause. Mr. Parent’s severance entitlement on termination of employment other than for cause is two years’ salary plus target bonus, benefits and expenses. Mr. Parent would also be entitled to two years of service credited to the Supplemental Pension Plan. Mr. Colabatistto’s severance entitlement on termination of employment other than for cause is

18 months of salary plus target bonus. Mr. Hounsell’s severance entitlement on termination of employment other than for cause is 14 months’ salary plus target bonus.

CAE is also party to agreements with three executive officers who are NEOs, specifically Messrs. Parent, Colabatistto and Leontidis, pursuant to which such executives are entitled to termination of employment benefits following a change of control of CAE where the executive’s employment is expressly or implicitly (constructive dismissal) terminated without cause within two years following the change of control. In such event, the executive is entitled to 24 months of annual compensation (salary, short-term incentive and benefits, payable as a lump sum), payment for long-term incentive deferred share units, the immediate vesting of supplementary credited service for the purposes of any pension or retirement income plans, vesting of all options which vest within two years from the date of the termination or resignation of the executive and an extension of the exercise period for the options to permit the executive to exercise such options within the 24 months from the date of termination or resignation.

The following is a summary of compensation that the NEOs are entitled to receive upon the occurrence of specific events of termination.

Compensation Programs	Resignation and Termination for Cause	Involuntary Termination	Retirement	Change of Control[1]
Annual Short-Term Incentive	Forfeit	Partial payment based on performance and time in position	Partial payment based on performance and time in position	Two times the greater of average three-year bonus or target bonus in case of termination[2]
Stock Options	Resignation: 30 days to exercise vested options Termination for cause: All options are cancelled	30 days to exercise vested options	Exercise vested options up to expiry date; unvested options continue to vest and must be exercised within 30 days following vesting date	All options become vested

78    CAE INC.| 2017| Management Proxy Circular

Section 7 (continued)

Executive Compensation

Compensation Programs	Resignation and Termination for Cause	Involuntary Termination	Retirement	Change of Control[1]
Performance Share Units	All units are forfeited	PSUs granted in
FY2015 and FY2016:
units partially vest
at a rate of 1/3 for
each full year of
employment
completed since
grant date

PSUs granted in
FY2017: units
partially vest at a
rate of 1/6, 1/3 and
1/2 for each full
year of employment
completed since
grant date

All units will be paid out as scheduled subject to performance criteria	Unvested units vest
at the greater of
100% or the
multiplier resulting
from the actual EPS
Performance as of
the Change of
Control date; all
vested units
become payable at
the closing price of
CAE shares on the
TSX on such date
Restricted Share Units	All units are forfeited	Units partially vest at a rate of 1/3 for each full year of employment completed since the grant date	All units will be paid out as scheduled	Unvested units vest as of the Change of Control date; all vested units become payable at the closing price of CAE shares on the TSX on such date
Deferred Share Units Grants from 04/2004	Vested units are paid out	Vested units are paid out	All units become vested	All units become vested
Supplemental Pension Plan (SPP)	Resignation: If five or more years of participation in the SPP, accrued deferred pension at age 65 Termination for cause: No benefits payable from the SPP	If five or more years of participation in the SPP, accrued deferred pension benefits at age 65	If age 55 or older with a minimum of five years of participation in SPP, immediate monthly pension payable	Immediate vesting and two years of additional service in case of termination[2]
Severance payments	–	Severance amount[3] in case of termination	–	Severance amount[4] in case of termination[2]
1	Change of control is defined in the Change of Control Agreements between CAE and each Named Executive Officer, except for Ms. Branco and Mr. Hounsell who do not benefit from such agreement. A change of control may be triggered by a number of events, notably an acquisition by a person of 20% of CAE’s voting rights which is accompanied by a change in the composition of the Board, an acquisition by a person of 35% of CAE’s voting rights or an acquisition of shares representing half the equity of CAE. Compensation programs have various definitions of change of control events with different impacts on compensation. The provisions illustrated in the above table are for specific events that would provide the maximum benefits to the executives.
2	Pursuant to the Change of Control Agreements between CAE and each Named Executive Officer, except for Ms. Branco and Mr. Hounsell who do not benefit from such agreement, following a change of control, termination is defined as an involuntary termination that occurs within the first two years following the change of control.
3	In the event of involuntary termination when severance is payable, it will be determined at the time of termination, taking into consideration the appropriate factors and current state of legislation and jurisprudence. Mr. Parent’s severance entitlement on termination of employment other than for cause is two years’ salary plus target bonus, benefits and expenses. Mr. Parent would also be entitled to two years of service credited to the Supplemental Pension Plan. Mr. Colabatistto’s severance entitlement on termination of employment other than for cause is 18 months of salary plus target bonus. Mr. Hounsell’s severance entitlement on termination of employment other than for cause is 14 months’ salary plus target bonus. The severance amount is undetermined for other NEOs.
4	The severance amount is equal to two times the sum of base salary, target bonus (or actual bonus averaged over the last three years, if greater), and the sum of the value of insurance benefits and perquisites provided to the executive.

In the event of death during active employment with CAE, the executive is deemed to have retired the day before his/her death if he/she was at least age 55, otherwise, he/she is deemed to have terminated his/her employment the day before his/her death.

CAE INC.| 2017| Management Proxy Circular    79

Section 7 (continued)

Executive Compensation

Amounts payable to NEOs upon specified termination events

The following table sets forth estimates of the amounts payable to the NEOs upon specified events, assuming that each such event took place on March 31, 2017. The table does not quantify benefits under plans that are generally available to salaried employees and do not discriminate in favour of executive officers, including the Retirement Plan For Employees of CAE Inc. and Associated Companies, the ordinary DSU plan and the Employee Stock Purchase Plan. In addition, the table does not include the value of outstanding equity awards that have previously vested, such as stock options and DSUs/LTUs, which are set forth above in Section 7 – “Executive Compensation – Incentive Plan Awards”. For descriptions of the compensation plans and agreements that provide for the payments set forth in the following table, including our change in control agreements, see Section 7 – “Executive Compensation – Termination and Change of Control Benefits”.

	M. Parent	S. Branco	G. Colabatistto		N. Leontidis	M. Hounsell
	$	$	$		$	$
Involuntary Termination
Salary/Severance[1]	3,820,800	Undetermined	1,507,767		Undetermined	653,491
LTUs	–	–	–		–	–
Options	–	–	–		–	–
RSUs[2]	723,520	36,509	211,803		217,389	85,785
PSUs[2]	3,617,600	182,077	1,058,680		1,086,876	–
Supplementary Plan	1,074,000	–	–		–	–
Total	9,235,920	218,586	2,778,250		1,304,265	739,276
Retirement	Eligible	Not eligible	Not eligible	[3]	Eligible	Not eligible
LTUs	355,052	–	–		201,857	–
RSUs	–	–	–		–	–
PSUs	–	–	–		–	–
Options	–	–	–		–	–
Supplementary Plan	–	–	–		–	–
Total	355,052	–	–		201,857	–
Termination Following Change in Control
Salary/Severance[4]	4,643,532	Undetermined	2,169,951		1,650,684	653,491
LTUs[5]	355,052	31,644	286,717		201,857	–
Options[6]	4,583,789	325,515	1,381,245		1,386,631	582,195
RSUs[7]	2,256,333	149,758	666,293		633,781	359,461
PSUs[7]	9,379,712	543,154	2,754,782		2,671,877	243,027
Supplementary Plan[8]	1,074,000	–	540,000		373,000	–
Total	22,292,418	1,050,071	7,798,988		6,917,830	1,838,174
1	In the event of involuntary termination when severance is payable, it will be determined at the time of termination, taking into consideration the appropriate factors and current state of legislation and jurisprudence. Mr. Parent’s severance entitlement on termination of employment other than for cause is two years’ salary plus target bonus, benefits and expenses. Mr. Parent would also be entitled to two years of service credited to the Supplemental Pension Plan. Mr. Colabatistto’s severance entitlement on termination of employment other than for cause is 18 months’ salary plus target bonus. Mr. Colabatistto’s severance was converted into Canadian dollars using March 31, 2017 exchange rate of $1.331. Mr. Hounsell’s severance entitlement on termination of employment other than for cause is 14 months’ salary plus target bonus.
2	The time-RSU and the PSU values have been established by multiplying the number of units that would have vested upon involuntary termination as of March 31, 2017, based on performance during completed years, where applicable, and using the average fair market value of Common Shares on the TSX during the 20 trading days preceding the vesting date of $19.95. Note that actual value will would differ.
3	Mr. Colabatistto is only eligible for basic pension under the Designated Pension Plan.
4	Severance amounts for Messrs. Parent, Leontidis and Colabatistto are as per their Change of Control Agreements, Ms. Branco and Mr. Hounsell do not benefit from such agreement. Mr. Hounsell’s severance entitlement on termination of employment other than for cause is 14 months’ salary plus target bonus as per note 1 above.
5	The LTU value has been calculated by multiplying the number of units that would have vested upon a change of control as of March 31, 2017, and which will be redeemable within the year following the year the executive’s employment is terminated. The value was calculated at $20.32, the closing price of Common Shares on the TSX on March 31, 2017. Note that actual value will differ.
6	Option value has been calculated by multiplying the number of options that would have vested upon a change of control as of March 31, 2017 using a closing price of Common Shares of $20.32, less the applicable option exercise price. Note that actual value will differ.
7	RSU and PSU value has been established by multiplying the number of units that would have vested upon a change of control as of March 31, 2017 using a closing price of Common Shares on the TSX of $20.32. Note that actual value will differ.
8	The Supplementary Pension Plan benefits set forth for each NEO reflect the incremental value of benefits for each termination event that exceeds the present value of benefits set forth in the “Pension Benefits” tables above. While only Messrs. Parent and Leontidis are eligible for retirement, it was assumed for this purpose that each of the other NEOs will retire at the age of 60.

80    CAE INC.| 2017| Management Proxy Circular

Section 8

Other Important Information

The management of CAE is aware of no business to be presented for action by the Shareholders at the Meeting other than that mentioned herein or in the Notice of Meeting.

Interest of informed persons in material transactions

No informed person (including any Director or executive officer) of CAE, any proposed Director of CAE, or any associate or affiliate of any informed person or proposed Director, had any material interest, direct or indirect, in any transaction since the commencement of CAE’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect CAE or any of its subsidiaries.

Indebtedness of Directors and executive officers

CAE does not offer its Directors or executive officers loans. CAE and its subsidiaries have not given any guarantee, support agreement, letter of credit or similar arrangement or understanding to any other entity in connection with indebtedness of CAE’s Directors or executive officers.

Shareholder proposals

To propose any matter for a vote by the Shareholders at an annual meeting of CAE, a Shareholder must send a proposal to the General Counsel, Chief Compliance Officer and Corporate Secretary at CAE’s office at 8585 Côte-de-Liesse, Saint-Laurent, Québec H4T 1G6 at least 90 days before the anniversary date of the notice for the previous year’s annual meeting. Proposals for CAE’s 2018 annual meeting must be received no later than March 19, 2018. CAE may omit any proposal from its Proxy Circular and annual meeting for a number of reasons under applicable Canadian corporate law, including receipt of the proposal by CAE subsequent to the deadline noted above.

Request additional information

CAE shall provide to any person or company, upon written request to the General Counsel, Chief Compliance Officer and Corporate Secretary of CAE at CAE Inc., 8585 Côte-de-Liesse, Saint-Laurent, Québec, H4T 1G6, telephone number 514-734-5779 and facsimile number 514-340-5530:

1.	one copy of the latest Annual Information Form of CAE together with one copy of any document or the pertinent pages of any document incorporated by reference therein;

2.	one copy of the 2017 Annual Financial Report containing comparative financial statements of CAE for FY2017, together with the Auditors’ Report thereon and Management’s Discussion and Analysis; and

3.	one copy of this Circular.

All such documents may also be accessed on CAE’s web site (www.cae.com). Additional financial information is provided in CAE’s comparative financial statements and Management’s Discussion and Analysis, or on SEDAR at www.sedar.com for the most recently completed financial year.

The contents of this Circular have been approved by the Board of Directors of CAE.

Mark Hounsell (signed)

General Counsel, Chief Compliance Officer and Corporate Secretary

Montréal, Québec

June 14, 2017

CAE INC.| 2017| Management Proxy Circular    81

Section 9

Appendix A – Board Of Director’s Mandate

CAE Inc. Board of Directors’ responsibilities

CAE’s President and CEO and the Company’s other executive officers are responsible for the management of the Company. The Board is responsible for the stewardship of the Company and for monitoring the actions of, and providing overall guidance and direction to management. In fulfilling its mandate, the Board shall, among other things:

Mandate

The Board shall act in the best interest of the Company.

Committees

The Board will maintain an Audit Committee, a Human Resources Committee and a Governance Committee, each comprised entirely of Independent Directors. The Board may also maintain an Executive Committee. The Board may establish such other committees as it deems necessary or desirable, to assist it in the fulfillment of its duties and responsibilities, with such terms of reference as the Board may determine, and may delegate from time to time to such committees or other persons any of the Board’s responsibilities that may be lawfully delegated. The Board shall determine whether Directors satisfy the requirements for membership on each such committee. The independent Directors will periodically, as they see fit, hold meetings without management.

Strategy

The Board will maintain a strategic planning process and annually approve a strategic plan that takes into account, among other things, the opportunities and principal risks of the Company’s business. The Board also supervises management in the implementation of appropriate risk management systems. Separately from the strategic plan, the Board also approves an annual budget for financial performance.

Corporate governance

Corporate governance issues are the responsibility of the full Board. This includes the disclosure thereof in the Company’s annual report and Management Proxy Circular.

The Board periodically reviews a Disclosure Policy for the Company that, inter alia, addresses how the Company shall interact with Shareholders, analysts and the public and covers the accurate and timely communication of all important information. The Company communicates with its stakeholders through a number of channels including its web site, and they in turn can provide feedback to the Company in a number of ways, including e-mail.

The Board, through its Audit Committee, monitors the integrity of the Company’s internal controls and management information systems.

The Board, through its Governance Committee, regularly reviews reports on compliance with the Company’s Code of Business Conduct and ethical practices.

The Board periodically reviews Company policies with respect to decisions and other matters requiring Board approval.

82    CAE INC.| 2017| Management Proxy Circular

Section 9 (continued)

Appendix A – Board Of Director’s Mandate

Audit, finance and risk management

The Board authorizes the Audit Committee to assist the Board in overseeing:

(i)	the integrity and quality of the Company’s financial reporting and systems of internal control and risk management;

(ii)	the Company’s compliance with legal and regulatory requirements;

(iii)	the qualifications and independence of the Company’s external auditors; and

(iv)	the performance of the Company’s internal accounting function and external auditors.

Succession planning

The Board, with the help of the Human Resources Committee, ensures a succession plan is in place for senior officers of the Company and that it monitors the plan.

Oversight and compensation of management

The Board considers recommendations of the Human Resources Committee with respect to:

(i)	the appointment and compensation of senior officers of the Company at the level of Vice President and above;

(ii)	the compensation philosophy for the Company generally;

(iii)	the adoption of any incentive compensation and equity-based plans, including stock option, stock purchase, deferred share unit, restricted share unit or other similar plans, in which officers are or may be eligible to participate; and

(iv)	the Company’s retirement policies and special cases.

The Board communicates to the President and CEO and periodically reviews the Board’s expectations regarding management’s performance and conduct of the affairs of the Company. The Board also periodically reviews the President and CEO’s position description and objectives and his performance against these objectives.

Environmental and safety matters

The Board approves Health and Safety and Environmental policies and procedures and reviews any material issues relating to environmental and safety matters and management’s response thereto.

Directors’ qualifications, compensation, education and orientation

The Board, through the Governance Committee, develops a process to determine, in light of the opportunities and risks facing the Company, what competencies, skills and personal qualities are required for new Directors in order to add value to the Company while ensuring that the Board is constituted of a majority of individuals who are independent.

The Board, through the Governance Committee, develops a program for the orientation and education of new Directors, and ensures that prospective candidates for Board membership understand the role of the Board and its Committees and the contributions that individual Directors are expected to make, and develops a program of continuing education if needed for Directors.

CAE INC.| 2017| Management Proxy Circular    83

Section 9 (continued)

Appendix A – Board Of Director’s Mandate

The Board considers recommendations of the Governance Committee with respect to the level and forms of compensation for Directors, which compensation shall reflect the responsibilities and risks involved in being a Director of the Company.

Assessment of board and committee effectiveness

The Board considers recommendations of the Governance Committee for the development and monitoring of processes for assessing the effectiveness of the Board, the Committees of the Board and the contribution of individual Directors, which assessments shall be made annually. These results are assessed by the Chairman of the Board and/or the Chair of the Governance Committee and are reported to the full Board, which decides on actions deemed necessary, if any. The number of Directors permits the Board to operate in a prudent and efficient manner.

Pension plans

The Board is responsible for overseeing the management of the Company’s pension plans and does this through its Human Resources Committee.

Outside advisers

Directors may hire outside advisers at the Company’s expense, subject to the approval of the Chairman of the Board, and have access to the advice and services of the Company’s Corporate Secretary, who is also the General Counsel and Chief Compliance Officer.

84    CAE INC.| 2017| Management Proxy Circular

Section 10

Appendix B – Shareholders’ Proposal

[Translation]

Resolution proposed by John Philpot and Hala Yassin at the CAE Inc. 2017 Annual Shareholders Meeting

It is proposed that CAE Inc. not sign any military contracts with Israel, with the Israeli Army, or with any company operating in Israel. This resolution serves the interests of shareholders.

In the past, CAE held a few military contracts with Israel, such as with Elbit Systems, an Israeli company specializing in the sale of arms, with the Israeli armed air forces and with the Israeli firm Aeronautics Ltd.

Israeli war crimes in its multiple battles against Palestine are known. Israel does not comply with international humanitarian law, namely, the Hague Convention (1907) concerning laws and customs of war and the Geneva Convention (1949) and its additional protocols (1977) regarding the treatment of prisoners of war, the protection of the civilian population, the choice of arms, and acceptable means and methods.

Israel systematically violates these conventions, particularly that of proportionality and the distinction between civilians and combatants.

•	The Israeli Armed Forces officially adopted the Dahiya doctrine, justifying the use of disproportionate force.

•	Israel does not respect the principle of distinction when it attacks densely populated residential areas on a mass scale (Gaza in 2008–09, 2012 and 2014).

These Israeli wars and the resulting abuses should lead to charges of war crimes and crimes against humanity.

The Palestinian Authority has been a member of the International Criminal Court since April 2015. The United Nations Security Council reprimanded Israel this past September 23. Its Resolution 2334 denounces Israeli colonization of Palestinian Territory.

If CAE again sold arms or military services in Israel, the company, its board of directors, and its employees could face charges before an international or national tribunal or be held liable before a national or international tribunal for crimes committed by the Israeli Army.

We know that CAE’s business partners throughout the world could sever ties with CAE in favour of companies with no ties to Israel. Shareholders would suffer harm if CAE lost clients under a potential international campaign to boycott CAE.

Moreover, CAE engineers would be in violation of clause 2.01 of their Code of Ethics, under which they have an obligation to take into account the consequences of executing their work on the environment and on the life, health and property of any person. Lastly, CAE engineers have an obligation to respect the high professional values of the Ordre des ingénieurs [Order of engineers] – a sense of ethics, responsibility and social engagement. Participating in foreseeable massacres of civilians contravenes their duties and obligations, and their code of ethics.

CAE INC.| 2017| Management Proxy Circular    85

Section 10 (continued)

Appendix B – Shareholders’ Proposal

Since 2016, CAE has had no contracts of a military nature with Israel, with the Israeli Army, or with any company operating in Israel. It is proposed that CAE continue in this direction.

John Philpot, Shareholder

Lawyer, International Criminal Law

Hala Yassin, Shareholder

Engineer

Board of Directors’ Statement against the Shareholders’ Proposal

The Shareholders’ Proposal contains assertions about CAE and other statements that are incorrect. We have not attempted to refute these inaccuracies. The Board has carefully considered this proposal and recommends that Shareholders vote AGAINST it for the following reasons.

CAE is committed to the protection of human rights in all aspects of our business. Our robust policies, including our Code of Business Conduct and Human Rights Policy demonstrate this commitment. CAE is a signatory of the United Nations Global Compact. As such, CAE supports its ten fundamental principles through our strategies and across our operations, which include the protection of internationally proclaimed human rights and making sure CAE is not complicit to human rights abuses.

CAE respects the professional values as well as the various articles of the Code of ethics of engineers of the Ordre des ingénieurs du Québec.

In February 2016, Canada’s Parliament passed a motion formally condemning the Boycott, Divestment and Sanctions (BDS) movement against Israel. It calls on the Canadian government to “condemn any and all attempts by Canadian organizations, groups or individuals to promote the BDS movement, both here at home and abroad.” In addition, Canadian anti-discrimination laws prohibit a person from refusing to engage in a business activity with another person on account of nationality or the geographic location of the counterparty.

CAE is required to comply with Canada’s economic sanction laws and export control regulations as well as similar applicable regulations of the countries we operate in. In many jurisdictions where we have a significant presence, such as the United States and the United Kingdom, it is illegal for companies to participate in unsanctioned foreign boycotts of the type proposed by Mr. Philpot and Ms. Yassin.

We believe that decisions related to trade are better made by governmental authorities and international entities such as the United Nations as opposed to individual persons or companies. Where the government of Canada, NATO or the countries we do business with, mandate us to refrain from commerce, we comply, even if it is to the advantage of our international competitors. We do not believe that our reputation is adversely affected by doing legitimate business. We believe it is neither prudent nor appropriate for CAE to establish its own country-by-country foreign policy.

The Board believes that the Shareholders’ Proposal is not in CAE’s best interests and will not create value for Shareholders.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE AGAINST THE SHAREHOLDERS’ PROPOSAL.

86    CAE INC.| 2017| Management Proxy Circular

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